Exhibit 99.1

GROWTH THROUGH...

PERFORMANCE

999.9
FINE
GOLD
19154
88

INTERNATIONAL ROYALTY
CORPORATION

2007 ANNUAL REPORT

HIGHLIGHTS

(expressed in thousands of $)	2007	2006	% Change
Revenues	$50,706	$20,346	149%
Earnings from
Operations	$19,126	$4,277	347%
Dividends	$2,027	$—
Cash Flow from
Operations	$26,531	$3,921	577%

Total Assets	$384,482	$262,731
Long Term Debt	$26,595	$22,028
Total Liabilities	$88,803	$88,248
Shareholders’ Equity	$295,679	$174,483
Credit Facility	$40,000	$—

This document includes technical information which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, IRC does not consider them to be material. The following disclosure has been reviewed by Neal Rigby, IRC’s qualified person for the purposes of National Instrument 43-101.

For references please see page 35.

Unless otherwise indicated, all dollar amounts are in U.S. dollars.

MISSION STATEMENT

To build long term value

for shareholders through

the acquisition of

mineral royalty interests.

2	LETTERS TO SHAREHOLDERS
6	PORTFOLIO HIGHLIGHTS
ASSETS
	7	Producers
	8	Development
	9	Feasibility
	10	Exploration
	11	Assets Map
12	GOLD OVERVIEW
	14	Pascua
	16	Western Australia
	18	Pinson/Gold Hill/Tambor
	19	Belahouro
	20	Other Gold
22	NICKEL OVERVIEW
	24	Voisey’s Bay
	25	Avebury/Bell Creek/Melba Flats
26	COPPER OVERVIEW
27		Las Cruces/Berg

28	URANIUM OVERVIEW
	29	New Horizon/Ambrosia Lake/
Lazy Edward Bay/Westmoreland
30	PGMS
31	DIAMONDS
32	INDUSTRIAL SANDS
33	SUSTAINABLE DEVELOPMENT
34	GLOSSARY
REFERENCES
35	FORWARD-LOOKING STATEMENTS
FINANCIALS
	36	Management’s Discussion and Analysis
	51	Independent Auditor’s Report
	53	Management’s Responsibility for
Financial Reporting
	55	Financial Statements
	59	Notes
78	OFFICERS AND BOARD OF DIRECTORS

2007 ANNUAL REPORT 1

DEAR FELLOW SHAREHOLDERS

International Royalty Corporation (“IRC” or “the Company”) completed its third year as a public company in 2007. This was a strong year of growth and performance in which we had many significant achievements, including:

  Royalty portfolio growth of 30%, thereby adding further diversification in minerals, geography, project status and operators.

  Gross revenues increased dramatically, reflecting a rise in metal prices and production. For 2007, our revenues were $51 million, a 149% increase over 2006 revenues.

  We had an active year of acquisitions. In the first quarter IRC closed on portions of the large Pascua gold royalty in Chile. We also announced the creation of a royalty on the Legacy frac sand project in Nebraska. This was followed in May by another purchase of Pascua gold royalty interests, the completion of which made IRC the single largest royalty holder on the project. In December, IRC acquired multiple royalties, including the Goldcorp Inc. portfolio and a portion of the Rio Tinto PLC portfolio. We also restructured the Legacy frac sand royalty.

2 GROWTH THROUGH PERFORMANCE

  At the end of 2007, IRC owned, or had under contract, more than 80 royalties. Of these, seven are in production, seven are in development, and 19 are at the feasibility stage. More than 18 commodities are represented in this diversified portfolio of royalties located in 13 countries.
  There are few mining companies in the world with thisnumber of advanced-staged projects, which provides IRCshareholders with strong internal growth opportunities.One significant advantage of owning royalties is thatthe capital costs required to construct these projectsare not IRC’s responsibility. We estimate that an averageof $370 million per year was spent by operators over thelast three years on projects in which the Company hasroyalty interests.

  During 2007 IRC instituted its first dividend of $0.03 per share, returning over two million dollars to its shareholders.

  The Company completed its first year of trading on the American Stock Exchange and now trades more daily volume on the AMEX than on the TSX.

2007 ANNUAL REPORT 3

  We continued our strong investor relations program, having presented at more than 20 investment conferences and retail broker shows, and held dozens of one-on-one meetings with institutional shareholders.

IRC’s future is sound. Our effective 2.7% net smelter return royalty on the Voisey’s Bay nickel-copper-cobalt project has performed magnificently since its acquisition in 2005. At the time we acquired this royalty, we used long-term metal prices of $4.00 per pound nickel, $1.00 per pound copper and $15.00 per pound cobalt. By contrast, our average realized metal prices during 2007 were $16.63, $3.38 and $28.10 per pound, respectively. These high prices dramatically reduce the payback period for this investment.

Based on information provided by the property operators, IRC holds royalties on at least ten projects with mine lives of greater than ten years. Several royalties, including Voisey’s Bay and Horizon Coal, as well as the Legacy frac sand project, have mine lives in excess of 20 years. We continue to seek out and acquire long-life royalties.

Based on internal research, IRC believes that the minerals industry is only part way through the current metal price Supercycle and believes that this positive price cycle has many years to run. As in all bull markets, we expect pullbacks and corrections as new floor prices are established, but we believe the overall outlook is very strong. China is reported to have expanded its industrial output by more than 18% in 2007, which translated to GDP growth of 11.4% . Despite efforts to cool its economy, the massive industrialization of China and the growth of its middle class continue to overshadow arguments that the Supercycle has peaked. India’s growth prospects are also strong, as are increased consumption statistics for many Asian countries.

As of the end of 2007, IRC ranked as the 99th largest public mineral company by market capitalization on the Toronto Stock Exchange, the world’s largest mineral equity exchange. We strive to rank even higher as our development-stage royalties go into production and as we add other long-life royalties to our portfolio. The Company continually seeks new

4 GROWTH THROUGH PERFORMANCE

ways to unlock the value of these royalties and different ways to serve our shareholders.

The public mineral royalty industry has plenty of opportunities. We intend to further our efforts to acquire the best royalties and feel we can continue to grow the Company’s asset base.

Thank you for investing in International Royalty Corporation. We look forward to a year of continued achievements and real value creation for you, our fellow shareholders.

Douglas B. Silver
Chairman and CEO

March 10, 2008

				Mining	Mineral
	ETF	Bullion	IRC	Company	Company
Upside potential
Discovery Potential	No	No	YES	Yes	Yes
Production	No	No	YES	Yes	No
Expansion Potential	No	No	YES	Yes	No
Acquisition Potential	No	No	YES	Yes	Yes
Metal Price
Appreciation	Yes	Yes	YES	Yes	Yes
downside
Mine Capital and
Operation Costs	No	No	NO	Yes	Yes

2007 ANNUAL REPORT 5

PORTFOLIO HIGHLIGHTS

6 GROWTH THROUGH PERFORMANCE

PRODUCERS

							CONTAINED
							METAL
						GOLD	GOLD
						(GRAMS/	(MILLION
						TONNE)	OUNCES)
						OTHER	OTHER METALS
			RATE	RESERVES,	MILLION	METALS	(MILLION		JORC/
NAME	LOCATION	OPERATOR	AND TYPE	RESOURCES	TONNES	(% METAL)	POUNDS)	COMMODITY	CIM
						2.67%	1,825	Nickel
	Newfoundland and
Voisey’s Bay		Vale Inco Ltd.	2.70% NSR	Proven Reserves	31.0	1.53%	1,046	Copper	CIM
	Labrador, Canada
						0.13%	89	Cobalt
				Proven Reserves*	1.1	3.70	0.13
				Probable Reserves*	5.1	2.90	0.48
Southern Cross	Western Australia	St Barbara Ltd.	1.50% NSR	Measured Resources*	3.0	3.60	0.35	Gold	JORC
				Indicated Resources*	12.7	2.70	1.10
				Inferred Resources*	6.1	3.00
				Probable Reserves*	2.5	2.41	0.20
Meekatharra-		Mercator Gold		*
	Western Australia		0.45% NSR	Indicated Resources	10.5	1.50	0.51	Gold	JORC
Yaloginda		PLC
				Inferred Resources*	4.3	1.70
				Proven Reserves	9.3	2.36	0.70

		Teck Cominco		Probable Reserves	6.4	2.27	0.47
Williams	Ontario, Canada	Ltd./Barrick Gold	0.25% NSR	Measured Resources	2.3	2.84	0.21	Gold	CIM
		Corp.		Indicated Resources	1.9	3.98	0.25
				Inferred Resources	5.2	4.86
		New eld
Lagerquist	Montana, United States		2.61% WI	NA				Oil
		Exploration Inc.

		New eld
Pederson	Montana, United States		0.53% WI	NA				Oil
		Exploration Inc.
Wheeler	Colorado, United States	Chevron U.S.A.	0.0002% WI	NA				Gas

* Proven and Probable Reserves are a subset of Resources under JORC standards. Accordingly, Resources include Proven and Probable Reserves.

For sources, see page 35

2007 ANNUAL REPORT 7

DEVELOPMENT/FEASIBILITY

FEDOROVA
Russia
HORIZON COAL
British Columbia, Canada
SCHAFT CREEK
British Columbia, Canada
HUSHAMU
British Columbia, Canada
PINSON
Nevada, USA
GOLD HILL
Nevada, USA
LAS CRUCES
Spain
LEGACY
Nebraska, USA
PASCUA
Chile
BELAHOURO
Burkina Faso
WESTMORELAND
Queensland, Australia
BELL CREEK
Queensland, Australia
MEEKATHARRA
Western Australia
GWALIA DEEPS
Western Australia
AVEBURY
Tasmania, Australia

							CONTAINED
							METAL

						GOLD	GOLD
						(GRAMS/	(MILLION
						TONNE)	OUNCES)

						OTHER	OTHER METALS
			RATE	RESERVES,	MILLION	METALS	(MILLION		JORC/
NAME	LOCATION	OPERATOR	AND TYPE	RESOURCES	TONNES	(% METAL)	POUNDS)	COMMODITY	CIM

		Allegiance		Proven Reserves	1.8	0.92%	37
Avebury(1)	Tasmania, Australia	Mining N.L.	2.00% NSR					Nickel	JORC
				Probable Reserves	4.0	0.98%	86

				Proven Reserves	4.2	2.40	0.32

		Wega Mining		Probable Reserves	10.2	1.80	0.60
Belahouro	Burkina Faso	ASA	2.50% NSR
				Measured Resources	5.2	2.30	0.38	Gold	CIM

				Indicated Resources	19.8	1.60	1.02

				Inferred Resources	7.1	1.30

				Probable Reserves*	5.6	9.40	1.70
Gwalia/Gwalia
	Western Australia	St Barbara Ltd.	1.50% NSR	Indicated Resources	10.4	8.40	2.84	Gold	JORC
Deeps
				Inferred Resources*	1.9	11.60

		Inmet Mining		Proven Reserves	9.8	6.40%	1,387
Las Cruces	Spain	Corp.	1.50% NSR					Copper	CIM
				Probable Reserves	7.8	6.00%	1,034

			10.00% Preferred
		Genoa Holding	Return
Legacy	Nebraska, United States	Company, LLC						Industrial Sand

			5.25% NPI(2)

				Probable Reserves*	2.0	4.83	0.31

		Mercator Gold
Meekatharra	Western Australia	PLC	1.50%	Indicated Resources*	17.7	1.60	1.60	Gold	JORC

				Inferred Resources*	7.9	1.20

				Proven Reserves	39.0	1.68	2.11

				Probable Reserves	364.4	1.34	15.87
		Barrick Gold	0.47%-3.15%
Pascua(3)	Chile	Corp.		Measured Resources	9.0	1.51	0.44	Gold	CIM
			Sliding Scale NSR
				Indicated Resources	80.9	1.27	3.32

				Inferred Resources	13.8	1.27

				Proven Reserves	39.0	0.094%	81

				Probable Reserves	364.4	0.072%	582
Pascua(3)	Chile	Barrick Gold	0.63% NSR					Copper	CIM
		Corp.		Measured Resources	9.0	0.064%	13

				Indicated Resources	80.9	0.063%	113

* Proven and Probable Reserves are a subset of Resources under JORC standards. Accordingly, Resources include Proven and Probable Reserves.
(1) Estimated to close in April 2008. (2) Paid as a dividend. (3) Pascua Reserves and Resources are for Pascua Lama, IRC royalty is on Pascua only.
For sources, see page

35 2007 ANNUAL REPORT 8

FEASIBILITY

							CONTAINED
							METAL

						GOLD/SILVER/	GOLD/SILVER/
						PLATINUM/	PLATINUM/
						PALLADIUM	PALLADIUM
						(GRAMS/	(MILLION
						TONNE)	OUNCES)

						OTHER	OTHER METALS
			RATE	RESERVES,	MILLION	METALS	(MILLION		JORC/
NAME	LOCATION	OPERATOR	AND TYPE	RESOURCES	TONNES	(% METAL)	POUNDS)	COMMODITY	CIM

				Measured Resources	8.3	0.85%	156
		Metallica	AU$1.00/$2.00
Bell Creek(1)	Queensland, Australia			Indicated Resources	11.3	0.66%	164	Nickel	JORC
		Minerals Ltd.	per tonne
				Inferred Resources	15.3	0.67%

						8.58%	111	Zinc

				Probable Reserves	0.6	0.84%	11	Copper

		Metco				8.89	0.17	Silver
Caber	Quebec, Canada		1.00% NSR						CIM
		Resources Inc.				4.55%		Zinc

				Inferred Resources	2.8	1.58%		Copper

						20.39		Silver

		Terrain Minerals
Celtic/Wonder	Western Australia		1.50% NSR	Inferred Resources	3.1	1.96		Gold	JORC
		Ltd.

			0.75-1.00%			0.34	0.52	Platinum
Fedorova (Pana-1)			Sliding Scale NSR	Indicated Resources	56.67
		Barrick Gold				1.03	2.15	Palladium
Fedorova (Pana-2)	Russia		0.5% NSR						CIM
		Corp.				0.34		Platinum
Fedorova (Pana-3)(2)			1.25-1.50%	Inferred Resources	94.12
			Sliding Scale NSR			1.03		Palladium

		Round Mountain
Gold Hill-MACE	Nevada, United States		0.90% NSR (3)	Reserves				Gold	CIM
		Gold Corp.

						3.40%	1,293	Zinc

						0.3%	114	Lead

				Indicated Resources	17.3	70.00	39	Silver	CIM

						1.00	0.55	Gold

						2.30%	875	Copper
High Lake	Nunavut, Canada	Zinifex Ltd.	1.50% NSR
						2.40%		Zinc

						0.4%		Lead

				Inferred Resources	0.04	122.00		Silver	CIM

						0.20		Gold

						0.50%		Copper

		Western		Measured &	143.1
Horizon Coal	British Columbia, Canada	Canadian Coal	0.50% FOB	Indicated Resources				Coal	CIM

		Corp.		Inferred Resources	49.9

						0.29%	248	Copper
				Measured Resources	39.2
						0.31	0.39	Gold

		Western Copper				0.27%	1,154	Copper
Hushamu	British Columbia, Canada		10.00% NPI	Indicated Resources	191.7				CIM
		Corp.				0.31	1.91	Gold

						0.279%		Copper
				Inferred Resources	52.8
						0.377		Gold

				Indicated Resources	5.1	3.66	0.6
Kubi Village	Ghana	PMI Gold Corp.	3.00% NPI					Gold	CIM
				Inferred Resources	5.4	1.88

			1.80-3.00% NSR	Measured &
Pinson 1					2.3	14.50	1.1
		Barrick Gold		Indicated Resources
	Nevada, United States							Gold	CIM
		Corp.	0.28-2.79%
Pinson 2				lnferred Resources	3.1	11.60
			Sliding Scale NSR

						0.30%	3,066	Copper

				Measured		0.02%	194	Molybdenum
					463.5
				Resources		0.23	3.43	Gold

						1.55	23.13	Silver

						0.23%	4,714	Copper
Indicated
		Copper Fox				0.02%	389	Molybdenum
Schaft Creek	British Columbia, Canada		3.50% NPI	Resources	929.8				CIM
		Metals Inc.				0.15	4.49	Gold

						1.56	46.68	Silver

						0.14%		Copper

				Inferred		0.018%		Molybdenum
Resources
					186.8	0.09		Gold

						1.61		Silver

						0.82	0.73	Gold
				Proven Reserve	27.7
		Golden Queen				13.82	12.32	Silver
Soledad Mountain	California, United States		3.00% NSR						CIM
		Mining Co. Ltd.				0.54	0.33	Gold
				Probable Reserve	18.9
						11.69	7.11	Silver

		Saracen		Indicated Resources	5.8	1.80	0.34	Gold
South Laverton	Western Australia	Minerals	1.50% NSR						JORC
		Holding Ltd.		Inferred Resources	7.8	1.60		Gold

				Measured Resources	12.0	0.90	0.35
Tarmoola	Western Australia	St Barbara Ltd.	1.50% NSR					Gold	JORC
				Indicated Resources	46.0	1.20	1.78

				Indicated Resources	0.7	11.70	0.26
Ulu	Nunavut, Canada	Zinifex Ltd.	5.00% NSR					Gold	CIM
				Inferred Resources	0.4	10.70

		Laramide		Indicated Resources	8.0	0.09%	15.7
Westmoreland(1)	Queensland, Australia		1.00% NSR					Uranium	JORC
		Resources Ltd.		Inferred Resources	16.0	0.09%

(1) Estimated to close in April, 2008. (2) Subject to option. (3)Applying to approximately 10% of deposit.
For sources, see page 35

2007 ANNUAL REPORT 9

RATE
NAME	LOCATION	OPERATOR	AND TYPE	COMMODITY
Afridi Lake (East)	Northwest Territories, Canada	Shear Minerals Ltd.	1.50% NSR	Diamonds
Alto Dorado	Peru	Candente Resource Corp.	2.50% NSR	Gold, Copper, Silver
Ambrosia Lake	New Mexico, United States	Rio Algom Mining Corp.	2.00% GOR	Uranium
Teck Cominco Ltd./Pennaroya
Apex	Utah, United States	Utah	3.00% NSR	Gallium, Germanium

Archean Diamond	Newfoundland and Labrador,	Vale Inco Ltd.	3.00% GOR	Diamonds
Canada
Aviat Pipe One	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Aviat Pipe Two	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds

Indicator Minerals Inc. 80%,
Barrow Lake and North Kellet River	Nunavut, Canada		1.00% GOR	Diamonds
Hunter Exploration Group 20%

Copper, Molybdenum,
Berg	British Columbia, Canada	Terrane Metals Corp.	1.00% NSR
Silver
Boothia Peninsula	Nunavut, Canada	Indicator Minerals Inc.	1.00% GOR	Diamonds
Geological Industrial Consultants
Chester eld	Western Australia	Pty Ltd.	1.50% NSR	Gold

Churchill	Nunavut, Canada	Shear Minerals Ltd.	1.00% GOR	Diamonds
Churchill West	Nunavut, Canada	Shear Minerals Ltd.	1.00% GOR	Diamonds
Dirty Shovel (Diva)	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Dottie	Nevada, United States	Mine nders Corp. Ltd.	3.00% NSR	Gold
Fury, Scarpa and Gem	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Gutsy	Nevada, United States	Mine nders Corp. Ltd.	3.00% NSR	Gold
Hasbrouck Mountain	Nevada, United States	Allied Nevada Gold Corp.	1.50% NSR	Gold, Silver
Hayes River (Darby)	Nunavut, Canada	Indicator Minerals Inc.	1.00% GOR	Diamonds
Hood River	Northwest Territories, Canada	Tahera Diamond Corp.	1.00% GOR	Diamonds
Island Mountain (Poorman Creek)	Nevada, United States	Gateway Gold Corp.	2.00% NSR	Gold
Jewel	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Jubilee	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Lazy Edward Bay	Saskatchewan, Canada	Denison Mines Corp.	2.50% NSR	Uranium
Mara Rosa	Goias, Brazil	Amarillo Gold Corp.	1.00% NSR	Gold
Nickel, Copper, Cobalt,
Melba Flats(1)	Tasmania, Australia	Allegiance Mining N.L.	2.00% NSR
PGMs
Merlin Orbit (1)	Northern Territories, Australia	North Australian Diamonds Ltd.	1.00% GOR	Diamonds
Melville Regional	Nunavut, Canada	Stornoway Diamond Corp.	1.00% GOR	Diamonds
Monument	Northwest Territories, Canada	New Nadina Explorations Ltd.	1.00% GOR	Diamonds
International Samuel Exploration
Naniruaq and Quilliq	Nunavut, Canada	Corp.	2.00% GOR	Diamonds

Oro Blanco	Arizona, United States	Mine nders Corp. Ltd.	3.00% NSR	Gold
1.0-3.0% Sliding
Qimmiq-1	Nunavut, Canada	Commander Resources Ltd.		Gold
Scale NSR
1.0-3.0% Sliding
Qimmiq-2	Nunavut, Canada	Commander Resources Ltd.		Gold
Scale NSR
1.0-3.0% Sliding
Qimmiq-3	Nunavut, Canada	Commander Resources Ltd.		Gold
Scale NSR
Zinc, Copper, Lead,
Railroad	New Brunswick, Canada	Eastmain Resources Inc.	3.00% NSR
Silver
Scheelite Dome	Yukon, Canada	Copper Ridge Explorations Inc.	2.00% NSR	Gold
Tambor	Guatemala	Radius Gold Inc.	4.00% NSR	Gold
Trenton Canyon (Section 18) -1	Nevada, United States	Newmont Mining Corp.	3.00% NSR	Gold
Trenton Canyon (Section 18) -2	Nevada, United States	Newmont Mining Corp.	10.00% NPI	Non-Metallic
PGMs, Gold, Copper,
Tropico	Mexico	Skeena Resources Ltd.	2.25% NSR
Nickel
Trozza	Tunisia	Zinifex Ltd.	2.50% NSR	Zinc, Copper, Lead
Uncle Sam	Alaska, United States	Geoinformatics Exploration Inc.	2.00% NSR	Gold
Windfall	Nevada, United States	Staccato Gold Resources Ltd.	3.20% NSR	Gold
Woodruff Creek	Nevada, United States	U.S. Gold Corp.	1.00% NSR	Gold

Yellowknife Lithium	Northwest Territories, Canada	Erex International Ltd.	NPI	Lithium

(1) Estimated to close in April 2008.
For sources, see page 35

GROWTH THROUGH PERFORMANCE 10

2007 ANNUAL REPORT 11

GOLD OVERVIEW

Continued global instability during 2007 increased investors’ perception of risk and uncertainty and resulted in a flight toward gold investments. The Iraq War continues to drain U.S. government coffers. The collapse of the U.S. sub-prime market destabilized the foundations of the U.S. economy as investors foolishly lent money to non-creditworthy customers with the expectation of receiving higher rates of return. The outcome of this fiasco was sizable write-offs by several of the United State’s largest financial institutions after their mortgage-backed securities received failing grades from credit-rating agencies. Since many of the U.S. banks had syndicated these mortgages with international investors, the fallout became pandemic. These repercussions spilled over into the credit card markets as customers were forced to choose between paying down their rising adjustable-rate mortgages or their credit cards. The absolute losses by the banks may ultimately be measured in hundreds of billions of dollars, but the real problem resides with the tightening of credit to those quality companies who are the financial backbone of the global economy. The resulting tightening of credit results in a reduction of global economic growth and a flight to gold.

During this same period, the gold ETF market became a major buyer of gold and an impetus to the increase in the price of gold. The monthly London P.M. gold fix at the end of 2006 was $630 per ounce. Twelve months later it closed at $803 per ounce, a 27.5% increase for the year. It has since risen further.

Flat gold production levels also contribute to the price rise because demand remains strong. New mines are taking longer to construct because of increased permitting time and many of the proposed operations are in remote locations with extreme climates or elevations. These production delays are further exacerbated by global shortages in labor, equipment and parts caused by the many companies trying to place their mines into production during these times of elevated metal prices.

IRC benefits from the gold price rise in several ways. The Company was fortunate to add more gold royalties to our portfolio at the beginning of 2007, before prices began their upward run. Having a low-cost basis then benefited IRC’s portfolio as the rates of return increased in tandem with rising gold prices. For the producing gold royalties acquired during the low gold price regime prior to 2007, IRC

12 GROWTH THROUGH PERFORMANCE

anticipates the value-add to be quite substantial, especially if gold prices maintain levels of $900 per ounce or more.

The issue of credit is hitting new project construction at a time when higher labor, parts and equipment costs are also increasing project capital costs. As a royalty company, IRC does not participate in these increased costs. This provides the Company’s shareholders with a lower risk position relative to the mining companies. IRC’s principal risk is that higher capital costs will result in the delay or termination of certain projects upon which the Company holds royalties. This has led IRC to scrutinize each investment opportunity to ensure that its investments have sufficient economic buffers to weather the current cost inflation environment.

2007 ANNUAL REPORT 13

PASCUA

In 2007 IRC purchased multiple interests in a royalty on the Pascua-Lama gold project located in Chile and Argentina. IRC’s royalty applies to the Chilean, Pascua, portion of the project where an estimated 80% of the ore body is located. These acquisitions make IRC the single largest individual royalty holder on Pascua and dramatically increase IRC’s exposure to gold. This royalty is expected to pay $15.1 million to IRC annually, assuming an $800 per ounce gold price. The total acquisition cost of this royalty was $56.5 million.

Assuming Barrick Gold Corp. (“Barrick”) places its four advanced projects into production, Pascua-Lama will become its third largest operation. According to the last published information, mine construction is expected to take approximately three years.

The total royalty owned by IRC on Pascua is a 0.47% to 3.15% sliding-scale net smelter return royalty. This scale adjusts with the price of gold, escalating on a linear basis between $325 and $800 per ounce. The royalty rate is flat above and below these prices. IRC can take payment from this royalty in kind.

IRC’s Pascua royalty applies to the first 14 million ounces of gold produced at the mine. Based on disclosures by the operator, Pascua is projected to produce approximately 11.5 million ounces of gold over more than 20 years. As part of these acquisitions, IRC also acquired an option to purchase in excess of 50% of the sellers’ proportional interest in the upside potential at the mine and on the surrounding land position for an additional $6.4 million.

If gold prices exceed $600 per ounce for any six-month period during the first 36 months after the mine is commissioned, IRC will be required to make a $10.4 million payment to the sellers. Barrick is required to make two cash payments to IRC, totaling approximately $1.0 million, after production begins. The first payment is required when the mine has produced 30,000 ounces of gold for a period of 30 calendar days. The second payment is required when the mine has been in production for 36 months at a rate of 30,000 ounces of gold per month.

In addition to the gold royalty, IRC owns a copper royalty on the Pascua deposit. This is

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a flat 0.63% net smelter return royalty which will begin paying in 2017 if Pascua is producing copper at that time.

Pascua-Lama is designed to be an open-pit operation. Initial project capital has been reported by Barrick to range from $2.3 to $2.4 billion. As a royalty holder, IRC is not required to make any contribution to mine capital or operating costs. Total production is expected to reach an average of 750,000 to 775,000 ounces of gold annually during the first five years of mine operation. Total average cash costs for the first five years of production are expected to be between $40 and $50 per ounce of gold.

(1) IRC’s royalty applies to 80% of production.

2007 ANNUAL REPORT 15

WESTERN AUSTRALIA

In June 2006, IRC acquired a 1.5% net smelter return royalty on approximately three million acres in Western Australia. This royalty covers both historic and active gold mining districts and includes dozens of deposits and projects ranging from grassroots exploration to production-stage operations.

IRC’s primary source of revenues in Australia is derived from the Southern Cross gold operation which consists of multiple projects, including the open pit Hercules and GVG operations and the underground Marvel Loch deposit, all operated by St Barbara Ltd. (“St Barbara”). The Southern Cross operation is currently producing approximately 171,000 ounces per year.

St Barbara has expanded its Reserves and Resources since IRC acquired the royalty. Throughout 2007, St Barbara spent more than AU$24 million exploring its vast land position. They had several technical successes resulting in some of the lowest discovery costs in the industry. St Barbara announced a major new discovery below the historic Tower Hill open pit, located two kilometers north of the Gwalia gold treatment plant. The gold mineralization at Tower Hill is quartz-hosted, with many similarities to the nearby Gwalia operation. St Barbara also discovered higher grade material (3.5 grams of gold per tonne) below the Tarmoola pit, which is presently undergoing a feasibility study for an underground operation. The operator’s continued successes have motivated it to assess several of the other historical open-pit operations, with a special focus on the Transvaal, Edwards Find, Axehandle and Nevoria projects.

In February 2007, St Barbara made a production decision to develop the Gwalia Deeps project in the Leonora district. St Barbara has been driving the Hoover decline into this two-million-ounce deposit with plans to develop it as an initial 100,000 ounce per year gold producer and then ramping up to 200,000 ounces per year within 18 months. Gwalia Deeps has an estimated ten-year mine life.

In the Meekatharra district, Mercator Gold PLC (“Mercator”) began production on its Surprise ore body in September 2007, with the first gold pour occurring in October 2007. At full capacity, this mine is capable of producing at a rate of 120,000 ounces per year. Production began in the Yaloginda

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project area, where IRC owns a 0.045% net smelter return royalty, and is expected to expand into the Paddy’s Flat project area in 2009, where IRC owns a 1.5% net smelter return royalty. Mercator is also exploring other target areas within the Meekatharra district in and around historic underground and open pit operations, along similar lines to St Barbara’s approach. Mercator currently reports Resources for more than ten deposits on its grounds.

Saracen Mineral Holdings Ltd. continues to advance a definitive feasibility study on its South Laverton gold project. Terrain Minerals Ltd. is conducting similar studies on the Bundarra project, which includes the IRC royalty-bearing Celtic and Wonder projects. During 2007, IRC received royalty revenues from the Southern Cross operation of $1.7 million, twice as much as in 2006. This increase was due to an increase in the amount of gold produced in conjunction with higher gold prices. At current gold prices, these revenues should continue to grow as the existing mines maintain their production levels and are augmented by new forecasted production from Meekatharra, Gwalia Deeps, Tower Hill and other operations.

(1)	St Barbara Ltd. quarterly report, December 31, 2007.

(2)	Mercator Gold PLC press release, August 9, 2007.

(3)	Mercator Gold PLC press release February 26, 2008, Paddy’s Flat reserves.

(4)	St Barbara Ltd. press release February 7, 2007. Production ramping up from 100,000 oz per year to 200,000 in 2009/2010.

2007 ANNUAL REPORT 17

PINSON / GOLD HILL / TAMBOR

In December of 2007 IRC added to its gold royalty portfolio with the acquisition of the Goldcorp royalty portfolio. Included in this acquisition were three gold royalties as well as working interests on three oil wells. The most significant royalties in the acquisition were additional portions of previously acquired royalties on the Pinson and Gold Hill projects in Nevada. IRC paid $4.0 million for this portfolio. Pinson is a feasibility-stage epithermal-gold project in Nevada. Reported Measured and Indicated Resource estimates for the project are 2.3 million tonnes grading 14.5 grams per tonne of gold for 1.1 million ounces of contained gold. After the Goldcorp portfolio acquisition, IRC’s total royalty on Pinson is an effective 0.8% up to 4.1% net smelter return royalty. This establishes IRC as the largest holder of royalties on the known Pinson deposit and covers approximately 80% of the known high-grade gold Resources. The operator, Barrick, is completing a feasibility study on the project at a cost of $30 million by April of 2009.

With the addition of the royalty in the Goldcorp portfolio, IRC’s Gold Hill royalty increased to a 0.9% net smelter return royalty which applies to approximately 10% of the ore body. Gold Hill is a feasibility-stage gold project in Nevada adjacent to the Round Mountain gold mine. It is operated by Barrick and Kinross Gold Corp. The operator has reported Reserves of 750,000 ounces of gold in an open-pit mine configuration and with first production expected in 2009 or 2010.

Along with royalties on the Pinson and Gold Hill projects, IRC also purchased a 4.0% net smelter return royalty on the Tambor gold project. Tambor is an exploration-stage gold project in Guatemala currently being explored by Radius Gold Inc. It is a mesothermal quartz-gold system where three zones have been drilled to date. Underground sampling during 2007 returned 3.4 meters grading 77.7 grams of gold per tonne and 4.45 meters grading 65.6 grams of gold per tonne.

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BELAHOURO

IRC owns a 2.5% net smelter return royalty on the Belahouro project in Burkina Faso. In 2007 Wega Mining ASA acquired the operator of this project, Goldbelt Resources Ltd.

Belahouro is a development-stage project with Proven Reserves of 4.2 million tonnes grading 2.4 grams per tonne for 320,000 ounces of contained gold and Probable Reserves of 10.2 million tonnes grading 1.8 grams per tonne for 600,000 ounces of contained gold. The project has Measured Resources of 5.2 million tonnes grading 2.3 grams per tonne for 380,000 contained ounces of gold, Indicated Resources of 19.8 million tonnes grading 1.6 grams per tonne for 1.02 million contained ounces of gold, and Inferred Resources of 7.1 million tonnes grading 1.3 grams of gold per tonne. It is an open-pit mine with a projected production rate of 135,000 ounces per year over a seven-year mine life.

The acquisition of the Belahouro royalty has been a very successful investment for IRC. Since the time of the acquisition in February of 2005, project Measured and Indicated Resources have increased 125%.

IRC paid $817,000 for the Belahouro royalty. Currently, IRC anticipates receiving $2.7 million in revenues per year from this project, assuming estimated production and an $800 per ounce gold price. The mine is expected to achieve full production in 2009.

(1)	Projected production rate, Wega Mining ASA presentation, February 29, 2008 http://www.wegamining.com/download.cfm?file= 60-072B030BA126B2F4B2374F342BE9ED44

2007 ANNUAL REPORT 19

OTHER GOLD

WILLIAMS

In August 2003, IRC purchased a 0.25% net smelter return royalty on the Williams mine in Ontario, Canada from a private individual. This was IRC’s first royalty acquisition and it provided the funds necessary to initially build the Company, thereby enabling IRC to successfully complete its initial public offering in February of 2005.

The mine is operated by Teck Cominco Ltd. and Barrick. It is primarily an underground operation with some open pit mining. The underground mine is accessed by a 1,300-meter production shaft and mining is carried out by long-hole stoping and Alimak methods with paste backfill.

Williams has been in operation since 1985. In 2006 and 2007, IRC received $365,000 and $386,000, respectively, in royalty revenues based on production of 253,000 and 209,000 ounces of gold, respectively. The continued decline in production is occurring as the mine reaches final maturity. The mill operates at the rate of approximately 10,000 tonnes per day. Based on currently defined Reserves and Resources, the mine is expected to produce for approximately four more years.

(1) Fiscal 2007 production figures.

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Q I M M I Q

Commander Resources Ltd. (“Commander”) owns and operates the exploration-stage Qimmiq banded-iron formation gold project located on Baffin Island in Nunavut, Canada. The project covers 23,600 hectares and about 80 kilometers of the belt that hosts multiple gold-bearing zones. During 2007, Commander continued to explore the project and had strong drilling success at the Durette project, which returned 0.83 meters grading 15.23 grams per tonne of gold and 7.02 meters grading 2.08 grams per tonne of gold. IRC owns three 1.0 -3.0% sliding scale net smelter return royalties on the Qimmiq project.

MARA ROSA

Amarillo Gold Corp. had a successful year at its exploration-stage Mara Rosa project in Goias, Brazil. It expanded its land position and completed a National Instrument 43-101 technical report on the Posse deposit which reported Indicated Resources of 9.1 million tonnes grading 1.83 grams per tonne gold for 536,000 ounces, using a 1.0 gram per tonne of gold cutoff, and an additional Inferred Resource of 7.3 million tonnes grading 1.68 grams per tonne of gold. IRC owns a 1.0% net smelter return royalty on this project.

2007 ANNUAL REPORT 21

NICKEL OVERVIEW

Nickel experienced another very good year during 2007. Many observers would characterize this conclusion as a gross understatement, as the price highs witnessed near the end of 2006 continued climbing into the new year, reaching an all-time high on the London Metal Exchange (“LME”) of $24.68 per pound on May 15, 2007. The average LME price for the year was $16.91 per pound, with a low mark of $11.36 per pound on August 16, 2007, and finishing the year at $11.80 per pound. These numbers compare to 2006 prices of a $10.95 per pound average, a $16.19 per pound high on December 14, 2006 and a $6.07 per pound low on January 1, 2006. The year was truly one of two distinct halves. The bullish conditions which marked the close of 2006 continued into the first six months of 2007, with a 70-day period from March to May showing a continuous run of LME cash prices above $20.00 per pound. Once again the primary driver was China’s stainless steel output, which, via capacity additions installed in 2006, essentially doubled output during the fourth quarter of 2006 and the first quarter of 2007. This expansion drove an almost 33% increase in total world production of austenitic stainless steels. The global nickel supply-demand balance was in deficit by approximately 45,000 tonnes at the end of 2006. The inability of nickel producers to rapidly scale up production stretched inventories and resulted in the extremely pronounced price response.

The expansion of world stainless steel output had once again moved ahead of the demand curve. Production of the higher nickel content steels essentially collapsed during the third quarter of 2007, falling 20% from a year earlier. As a result, nickel demand fell by 50% between May and August. This coincided with supply expansion, predominantly from China’s “nickel pig iron” production. Observers peg 2007 production by these low-quality suppliers at around 50,000 tonnes against estimated world nickel consumption for the year of just under 1.4 million tonnes. Demand decreases and increased nickel pig supply allowed nickel stocks to expand during the second half of the year essentially tenfold, with the year-end global supply-demand balance in surplus by approximately 60,000 tonnes.

What is significant about the second-half of the year price decrease is where it stabilized. LME prices from July 1, 2007 to December 31, 2007 showed reduced

22 GROWTH THROUGH PERFORMANCE

volatility around a $13.57 per pound average, well above typical historical levels of under $4.00. Why the new plateau and what does it suggest for 2008 and beyond? Several factors should be kept in mind:

• The impact of the U.S. housing and credit crisis on 2008 nickel demand and prices should be muted, unless the financial crisis expands significantly to other economies. The attendant fall in the value of the U.S. dollar is providing support for nickel prices as the commodity value is set in dollar terms.

• Chinese and Indian nickel demand for domestic infrastructure and consumer products should remain strong during 2008, offsetting decreases in U.S. usage due to recessionary business conditions. Internal consumption in Brazil and Russia is also expected to increase, particularly in manufacturing sectors requiring high-quality stainless steels such as natural gas, and chemical production and distribution.

• There were significant production disruptions at conventional nickel suppliers during 2007.

Macquarie Research estimates that output was on the order of 4.5% below planned levels. Such supply disruptions now seem to be a fact of life.

• New nickel supply sources, predominantly from nickel laterites, continue to experience technical, cost, and in some cases, political problems.

• The threat of nickel pig iron production taking share from conventional supply may well place a $7.00 to $9.00 per pound floor beneath long-term nickel prices.

With these factors in mind, 2008 could be another year of above average long-term nickel prices, even with global economic uncertainties as a backdrop.

2007 ANNUAL REPORT 23

VOISEY'S BAY

2007 was a banner year for IRC’s largest asset, an effective 2.7% net smelter return royalty on the world-class Voisey’s Bay nickel-copper-cobalt mine in the province of Newfoundland and Labrador, Canada. This royalty, for which IRC paid $149 million dollars, is one of the largest mineral royalties in the world. This has been an extremely successful investment for IRC. At the time of the acquisition, long-term nickel, copper and cobalt prices of $4.00, $1.00 and $15.00 per pound, respectively, were used to value the asset. In 2007, nickel hit an all time high of $24.68 per pound.

At the time of acquisition, annual revenue projections for the Voisey’s Bay royalty were between $16.0 and $20.0 million. In 2007, IRC received $47.7 million in revenue from this one royalty. At current prices, the original projected 12-year payback period would be shortened to six years (pre-income tax basis). The projected mine life for this project is 30 years. At a $15.00 per pound nickel price, Voisey’s Bay is expected to pay approximately $40.0 million per year to IRC.

The Voisey’s Bay royalty has been an excellent example of how royalties benefit from metal price appreciation. The large amount of revenue that this royalty is generating is the financial springboard for IRC, by which the Company is able to continue its aggressive growth plans. In addition, the Voisey’s Bay royalty applies to all exploration discoveries made by the operator, Vale Inco, in Labrador.

*Assuming $3.00/lb copper and $15.00/lb cobalt prices.

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AVEBURY / BELL CREEK* / MELBA FLATS*

In December of 2007 IRC entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”). One of the most significant assets in the portfolio is a 2.0% net smelter return royalty on the Avebury nickel project in Tasmania, Australia. This underground mine is expected to process sulphide ores from Proven and Probable Reserves of 5.8 million tonnes grading 0.97% nickel at a cut-off grade of 0.7% nickel beginning in the second quarter of 2008.

The project’s operator, Allegiance Mining NL (“Allegiance”), projects a minimum mine life of eight years. At a $12.50 per pound nickel price, IRC expects to receive $3.3 million in annual revenues from Avebury once it reaches its projected full production rate in 2009. At a $15.00 per pound nickel price, the payments would increase to $3.9 million per year.

IRC acquired two additional nickel royalties in the Rio Tinto portfolio acquisition. The Bell Creek nickel-cobalt royalty pays AU$1.00 per tonne of produced ore on the first five million tonnes from the mine and AU$2.00 per tonne in excess of five million tonnes. IRC anticipates payments of up to $1.0 million per year from production. According to the operator, Metallica Minerals Ltd., this feasibility-stage project is expected to begin production in late 2010. The latest reported Resources by the operator are 34.8 million tonnes at 0.71% nickel containing 546 million pounds.

The Melba Flats nickel-copper-cobalt-PGM royalty is a 2.0% net smelter return in Tasmania, Australia. Exploration on this project is being conducted by Allegiance. Recent reported Resources by the operator are 95,000 tonnes grading 0.80% nickel and 1.0% copper for 1.7 million pounds of contained nickel and 2.1 million pounds of contained copper.

*Acquisition of this royalty is subject to a right of first refusal. Estimated to close in April 2008.

2007 ANNUAL REPORT 25

COPPER OVERVIEW

Copper markets extended their three-year price advance into 2007, bolstered by continued growth in world demand and lagging supply. The LME daily cash price for the year averaged $3.24 per pound, a four-fold increase from $0.81 per pound in 2003. Global refined copper usage during 2007 climbed 7% over 2006 levels and was driven principally by a 25% increase in Chinese demand, while world mine production grew by only 4.5% . Production from secondary sources such as scrap and recycling filled the gap, with supply and demand in modest deficit at year-end.

Events driving 2007 copper markets included:

• Political unrest, power shortages and labor issues in Africa, Chile and Mexico impacted production while global equipment and labor shortages delayed development of new or expanded mine output.

• Declining ore grades at a number of major mines, such as Cananea and Chuquicamata.

• Decrease in the rate of copper substitution by other commodities.

• Continued consolidation of the global copper mining industry with the attendant corporate restructurings and management changes.

Going forward, world copper demand shows no sign of slackening despite fears that a U.S. recession will impact the housing and auto sector and may spill over into Western Europe and Japan. These declines are expected to be more than offset by continued usage growth in China, India, Brazil and Russia.

IRC believes that the long period of under-investment in copper exploration and supply development are generating challenges to meeting world copper demand. The impact of price inflation and weakness in the U.S. dollar are expected by most analysts to keep average copper prices during 2008 near their 2006-2007 levels. The longer-term price outlook also appears favorable, given expectations for continued demand growth in developing countries with low per capita usage rates such as China. As a result, IRC intends to continue pursuing opportunities to acquire royalties on both existing and planned copper projects which meet our economic and operational standards.

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LAS CRUCES / BERG

In December of 2007, IRC purchased a 1.5% net smelter return royalty on the Las Cruces copper project as part of the Rio Tinto royalty portfolio acquisition. The Las Cruces project is located in Andalusia, Spain. This royalty applies to all copper produced from the mine when copper prices exceed $0.80 per pound. The operator of the project is Inmet Mining Corp. (“Inmet”).

Las Cruces is currently in development, with first copper cathode production expected in the fourth quarter of 2008. The project will be an open pit mine with an expected 90% copper recovery rate. With Reserves of 17.6 million tonnes grading 6.2% copper for 2.4 billion pounds of contained copper, the mine life is expected to be 15 years. In addition, there are reports of the possibility of deeper primary sulphide Resources. Production is expected to average 159 million pounds of copper per year. IRC anticipates revenues of $5.5 million per year from this royalty, assuming a $2.50 per pound copper price, or $6.7 million using $3.00 per pound.

IRC also acquired a royalty on the Berg copper-molybdenum-silver project as part of the Rio Tinto portfolio acquisition. This 1.0% net smelter return royalty covers lands located in British Columbia, Canada. Exploration on the property is being conducted by Terrane Metals Corp. (“Terrane”). Historical Resources reported by Terrane include 238 million tonnes grading 0.40% copper, 0.052% molybdenum and 2.84 grams per tonne silver for 2.1 billion pounds of contained copper, 273 million pounds of contained molybdenum and 21.7 million ounces of contained silver.

2007 ANNUAL REPORT 27

URANIUM OVERVIEW

After nearly 30 years of neglect, energy consumers, producers and policy makers are once again recognizing the importance of nuclear power to global economic and environmental well-being. Electricity demand world-wide is increasing rapidly, driven by modern power-consuming technologies and the rapidly advancing developing countries. At the same time, sharply rising oil prices make it prohibitive to use fuel oil to generate electricity. Similarly, natural gas is a very expensive source of electricity generation and has a much higher value as a space heating fuel and chemical feedstock. Coal, while abundant, has many associated environmental concerns. Renewable energy sources will certainly have their place as future power sources, but for the foreseeable future they will be unable to meet global needs. Both solar and wind power require reliable capacity backup, involving ever more contentious siting issues. Nuclear energy is able to provide electricity at reasonable cost and lowest environmental impact, as compared to other energy sources.

IRC firmly believes that, together with energy conservation, nuclear power must play an ever more critical role in providing the electrical energy needs of a growing world population. According to the World Nuclear Association, 16% of world electricity needs are currently supplied by 435 operating reactors. Another 120 facilities are under construction or have been ordered. An additional 220 are on the drawing board with more efficient designs and safer operational characteristics. The political, economic and environmental realities of balancing global power supply and demand has put the nuclear renaissance firmly underway.

Due to three decades of under-investment in uranium exploration and development, uranium prices have jumped sharply from $10.00 per pound in 2002 to $135.00 per pound in mid-2007. We believe that this trend provides attractive investment opportunities. While IRC does not believe that these high prices represent the long-term trend, we believe that the era of sub-$40.00 per pound supply is over. Uranium is an abundant element. With the renewed interest in nuclear power, IRC believes that supplies adequate to meet future needs will be provided at prices which meet the economic objectives of both producer and consumer.

28 GROWTH THROUGH PERFORMANCE

NEW HORIZON / AMBROSIA LAKE / LAZY EDWARD BAY* / WESTMORELAND*

Typically, IRC will purchase exploration-stage royalties only as a part of a larger royalty portfolio, whereby the majority of the valuation is applied to the later-stage royalties. Due to the lack of Reserve and Resource estimates, exploration royalties are difficult to value. However, by purchasing early-stage royalties as a part of larger portfolios, IRC is able to provide its investors with a variety of opportunities for exposure to exploration success at minimal cost. Although IRC does not generally purchase individual exploration-stage royalties, IRC does have a track record of providing funding in exchange for royalties. This often requires creative deal structuring, both for exploration and later-stage projects. The New Horizon uranium royalty is an example of this unique capability.

In 2005, IRC provided a $200,000 loan and the assistance of certain members of IRC management to New Horizon Uranium Corporation (“NHU”). In exchange, IRC received two million shares of NHU and a $0.75 per pound royalty on all future production by NHU.

NHU listed on the TSX Venture Exchange in April, 2007. By the end of the year, IRC’s shares in NHU increased in value to approximately $1.0 million and the $200,000 loan was repaid with interest.

NHU is the operator of a joint-venture uranium exploration program in Converse County, Wyoming and is also actively pursuing exploration positions in western Colorado, most notably with its Summit project. Drilling is currently underway.

In addition to the New Horizon Uranium royalty, IRC owns a 2.0% gross royalty on portions of Rio Algom Mining Corp.’s exploration-stage Ambrosia Lake properties in New Mexico and a 2.5% net smelter return on Denison Mines Corp.’s Lazy Edward Bay project in Saskatchewan, Canada.

IRC recently acquired a 1.0% net smelter return royalty on the Westmoreland project in Queensland, Australia. This feasibility-stage project is operated by Laramide Resources Ltd. and covers 405,250 acres. IRC purchased the Westmoreland and Lazy Edward Bay royalties in December, 2007 as part of the Rio Tinto royalty portfolio.

*Estimated to close in April, 2008.

2007 ANNUAL REPORT 29

PGMs / FEDOROVA

Barrick, the operator of the Fedorova-Pana platinum-palladium project located in the Murmansk region of northwest Russia, reports that Fedorova “is a large, near surface deposit which was carved out of the recent agreement with Highland Gold. Barrick has a 50% interest in the project plus an earn-in option to 79%. The project site is about 80 kilometers from Apatity, a major mining centre with a deep pool of mining professionals, and 150 kilometers from a platinum group metals (“PGM”) smelter.” The geological setting for the Fedorova project is PGM-bearing layered ultramafic intrusive located in the central Kola Peninsula and which extends northwestward for 70 kilometers. The rocks dip southwest at 30-35 degrees. Current plans are to construct two open pits and a 28,500 tonne per day flotation mill capable of producing concentrates for more than 18 years. A pre-feasibility study was completed in April 2007 and has been followed by additional work as part of a definitive feasibility study. With an anticipated production decision at the end of 2008, mining could begin in early 2012.

Barrick reports Indicated Resources of 56.7 million tonnes grading 0.34 grams per tonne platinum and 1.03 grams per tonne palladium for 520,000 ounces of contained platinum and 2.15 million ounces of contained palladium as well as Inferred Resources of 94.1 million tonnes grading 0.34 grams per tonne platinum and 1.03 grams per tonne palladium.

IRC holds two royalties on the Fedorova project. The first royalty is based on 0.75% of gold and silver and 1.0% on PGM, nickel and copper net returns. The second royalty is based on 0.50% of the net returns. IRC has an option to purchase a third royalty after commencement of commercial production. The royalties are payable on all commercial production after capital recovery.

IRC purchased these royalties when the project was at the exploration stage for a cost of $30,000. This illustrates one benefit of IRC’s exploration portfolio. By owning a large portfolio of royalties, IRC can dramatically increase its potential to participate in exploration success at minimal cost.

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DIAMONDS

IRC prefers to acquire or create royalties on large, highly-prospective lands as this increases the probability of success and project development. A good example of this approach is illustrated by IRC’s diamond investments. In 2005, the Company acquired 16 royalties ranging from 1.0% to 1.25% gross overriding royalties on approximately 20 million acres of prospective diamond lands located in the eastern Arctic region of Canada. At the time of this transaction, 30 kimberlite pipes or dikes were defined and several unexplored diamond indicator mineral trains were identified. Since then, the explorers have discovered many more pipes and dikes while also reducing their land positions as their technical work allowed them to concentrate their efforts into the most highly prospective regions.

The principal operators, Stornoway Diamond Corporation (“Stornoway”), BHP Billiton PLC, Indicator Minerals Inc. and Shear Minerals Ltd., continue to spend tens of millions of dollars each year to systematically explore for, and discover more pipes and dikes, complete bulk sampling on all new discoveries and advance the various projects towards production. The most advanced of these projects, the Aviat deposits, consist of 11 kimberlites with grades ranging from 75-100 carats per hundred tonnes. During 2007, Stornoway recovered a large, gem-quality 3.64 -carat stone during their bulk sampling activities on these deposits.

In December 2007, the Company acquired four additional diamond royalties from Rio Tinto, including several in Canada (Afridi Lake, Hood River and Monument) and a royalty on the Orbit section of the historic Merlin diamond mine, located in the Northern Territories of Australia and operated by Northern Australian Diamonds Ltd. (“NADL”). NADL retains a right of first refusal on this royalty. The Rio Tinto royalties add 13 more kimberlite pipes and dikes to IRC’s portfolio, and brings the Company’s total diamond exposure to 110 pipes and dikes on more than nine million acres, when the transaction closes.

2007 ANNUAL REPORT 31

INDUSTRIAL SANDS / LEGACY

Hydraulic fracturing, or “fracing,” is a method used in oil and gas production to create fractures in rock formations. These fractures are typically maintained by a proppant, commonly a sieved, rounded sand. The selected sands have a higher permeability than the surrounding rock, which causes the propped hydraulic fracture to become a conduit through which fluids can move, thereby facilitating the extraction of oil and gas from the reservoir. The high-quality sands required for this process are in short supply.

In March 2007 IRC created a royalty on the Legacy frac-sand project in Nance County, Nebraska for $12.0 million. For the first 12 years this royalty was designed to pay $4.75 per short ton on the first 500,000 short tons of sand sold from the operation annually. After year 12, the royalty would have reverted to a 2.0% gross royalty on all production. While sand production at Legacy began in April as scheduled, unforeseen technical issues prevented the ramp up to project design capacity. As a result of the delay and the subsequent sale of the project to a third party to facilitate resolution of these issues, IRC restructured its interest in the Legacy project in December 2007.

Under the new terms, IRC received $6.0 million in cash, a membership interest paying a 10% preferred return on a deemed $8.0 million investment, preferred return on capital before distribution of any cash to the property manager, and a residual net profits interest of 5.25%, paid as a dividend. As a condition of the restructuring, IRC will not be required to contribute any additional capital to the project, thereby insulating IRC from cost overruns.

Full production for the Legacy project is projected by the end of 2008. After return of capital, IRC’s net profits interest is projected to generate annual income in excess of $1.0 million per year (based on 750,000 short tons per year of marketable output and weighted average product sales prices of $65-$75 per ton). IRC expects that payback of its invested capital will be achieved for this project within two to five years after full production is attained.

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SUSTAINABLE DEVELOPMENT

IRC philosophically endorses the principles of sustainable development and strives to incorporate its tenets in the Company’s investment decisions. As a royalty company, IRC views its role in sustainable development as supporting the supply of well-educated industry professionals, rather than contributing at the local level to communities affected by resource extraction. Future generations of technical specialists and operation managers are vital to the accomplishment of IRC’s corporate strategies, and hence to the long-term benefit of our shareholders. The Company needs to ensure that the minerals industry has the best and the brightest professionals discovering, developing and operating future generations of mines in accordance with sustainable development policies. To this end, IRC preferentially contributes to those academic institutions involved in sustainable development education and research as they relate to mining.

CURRENT ACTIVITIES:

1.	IRC sponsors a summer intern program whereby junior or graduate level students in extractive industries disciplines receive hands-on experience in mining-related financial analysis, economic research and project due diligence.

2.	IRC’s Chairman & CEO is a member of the University of Arizona’s Industry Leadership Board for the Department of Mining & Geological Engineering; he was also recently appointed to the Advisory Board for the College of Engineering.

3.	IRC made a $50,000 contribution during 2007 to the Department of Mining & Geological Engineering at the University of Arizona in accordance with IRC’s Corporate Giving Policy, dictating that such funds be dedicated to critical department needs affecting the largest student and faculty populations.

4.	IRC staff has made significant personal contributions during the year to mineral resource educational institutions, including a large gift of IRC stock to the University of Arizona by the Company’s Chairman & CEO.

5.	IRC’s Vice President for Strategic Planning serves as a volunteer Program Evaluator in the accreditation of undergraduate engineering programs by ABET.

2007 ANNUAL REPORT 33

GLOSSARY

Resources: a concentration or occurrence of natural, solid, inorganic or fossilized organic material in, or on Earth’s crust in such form and quantity, and of such a grade or quality, that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred resource: that part of a mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated resource: that part of a mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured resource: that part of a mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Reserve: the economically mineable part of a Measured or Indicated Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable reserve: the economically mineable part of an Indicated and, in some circumstances, a Measured Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified.

Proven reserve: the economically mineable part of a Measured Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

34 GROWTH THROUGH PERFORMANCE

REFERENCES

PAGE 7 - PRODUCERS • Voisey’s Bay - Companhia Vale do rio Doce Form 20F - 2006 annual report • Southern Cross - St Barbara ltd. Quarterly activities report, June 30, 2007 and December 31, 2007 • Meekatharra-Yaloginda - Mercator Gold plC press release dated September 19, 2007, www.mercatorgold.com • Williams - teck Cominco ltd. 2006 annual report

PAGE 8 - DEVELOPMENT • Avebury - allegiance Mining nl press release, February 6, 2008. • Belahouro - Goldbelt resources ltd press release, october 4, 2007, www.goldbeltresources.com. March 14, 2008. • Gwalia/Gwalia Deeps - St Barbara limited Quarterly activities report, June 30, 2007 and December 31, 2007. • Las Cruces - Inmet Mining Corp. annual Information Form, March 21, 2007. • Meekatharra - Mercator Gold plC press release, September 19, 2007. • Pascua - Barrick Gold Corp. 2007 annual report.

PAGE 9 - FEASIBILITY • Bell Creek - Metallica Minerals ltd. presentation, october 31, 2007 • Caber - Metco resources Inc. press release, July 18, 2007 • Celtic/Wonder - terrain Minerals ltd. press release, December 10, 2007 • Fedorova - Barrick 2007 Year end reserves and resources • High Lake - Zinifex ltd. 2007 annual report • Horizon Coal - Horizon project 43-101, March 2006 • Hushamu / Expo - www.westerncoppercorp.com • Kubi Village - Kubi Deposit, Ghana 43-101, august 2007 • Pinson - www.atna.com • Schaft Creek - Schaft Creek project 43-101, June 22, 2007 • Soledad Mountain - www.goldenqueen.com • South Laverton - Saracen Minerals Holding ltd. revised resource estimate, December 13, 2007 • Tarmoola - St Barbara ltd. Quarterly activities report, December 31, 2007 • Ulu - Zinifex ltd. 2007 annual report • Westmoreland - Westmoreland uranium project 43-101, 2007

PAGE 13 - GOLD OVERVIEW • http://minerals.usgs.gov/minerals/pubs/commodity

PAGE 14-15 - PASCUA • www.barrick.com/globaloperations/southamerica/pascualamaproject/default.aspx • estimates and projections are based on publicly available information of operator

PAGE 16-17 - WESTERN AUSTRALIA • St Barbara ltd. Financial results for year-end 30th June 2007 • St Barbara ltd. presentation, october 24, 2007 • Mercator Gold plC press release, February 26, 2008 • www.terrainminerals.com.au • www.stbarbara.com.au • www.saracen.com.au • www.mercatorgold.com

PAGE 18 - PINSON/GOLD HILL/TAMBOR • atna resources press release, September 18, 2007 • Different rates apply if gold prices are above or below uS$400 per ounce • atna resources press release, September 18, 2007 • Barrick presentation, September 30, 2006 •RadiusGoldInc.“ValueCreationInLatinAmerica.”March2008PDACpresentation.

PAGE 19 - BELAHOURO • 2007-2008 based upon the operator’s published estimates of gold produced and the applied royalty rate. Goldbelt resources ltd. press releases, February 5, 2007, november 27, 2006 and november 1, 2006., Wega Mining aSa presentation november 2, 2007 • http://www.wegamining.com/section.cfm?path=14,24

PAGE 20-21 - OTHER GOLD • www.teckcominco.com • www.commanderresources.com, www.amarillogold.com

PAGE 24 - VOISEY’S BAY • Inco’s 2003 43-101 report on the Voisey’s Bay project contains the last publicly reported production schedule for the project

PAGE 25 - AVEBURY/BELL CREEK/MELBA FLATS • allegiance Mining nl press release, February 6, 2008 • www.allegiance-mining.com.au • Metallica Minerals ltd. presentation, october 31, 2007 • Metallica Minerals ltd presentation, october 31, 2007

PAGE 27 - LAS CRUCES/BERG • www.inmetmining.com/ouroperations/development/lascruces • pincock, allen and Holt 43-101 p. 9.2, May 27, 2005 • www.terranemetals.com

PAGE 29 - NEW HORIZON/AMBROSIA LAKE/LAZY EDWARD BAY/WESTMORELAND • laramide resources ltd. 43-101, May 2007

PAGE 30 - PGMS/FEDOROVA • www.barrick.com/Globaloperations.projects/Fedorova • www.cosis.net/abstracts/eGu0g/00407/ eGu06-J-00407.pdf • www.lapinliitto.fi/fem2007/presentations/14lobov.pdf

PAGE 32 - INDUSTRIAL SANDS/LEGACY • http://en.wikipedia.org/wiki/Hydraulic_fracturing#_note-0

PAGE 34 - GLOSSARY • www.cim.org/definitions/CIMdef1.pdf

FOWARD-LOOKING STATEMENTS

This annual report contains ‘‘forward-looking information’’ which may include, but is not limited to, statements with respect to future plans, intentions, objectives or goals of IRC and its subsidiaries, estimated future revenues, costs and timing of acquiring new royalties, requirements for additional capital, mineral reserve and resource estimates, estimates of future production, production costs and revenue, future demand for and prices of precious and base metals, diamonds and other commodities. Information related to the properties in which IRC owns royalties is derived from publicly available information published by some of the owners and operators of the properties. IRC reports such information on an as available basis and such information may constitute forward-looking information, which are subject to known and unknown risks and uncertainties.

Often, but not always, forward-looking information can be identified by the use of words such as ‘‘plans,’’ ‘‘expects,’’ ‘‘is expected,’’ ‘‘budget,’’ ‘‘scheduled,’’ ‘‘estimates,’’ ‘‘forecasts,’’ ‘‘intends,’’ ‘‘anticipates,’’ or ‘‘believes,’’ or variations (including negative variations of such words and phrases), or state that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might,’’ or ‘‘will’’ be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IRC and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed or referred to in the section entitled ‘‘risk Factors’’ in the annual information form of the Company filed by the Company on SeDar. although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this annual report are based on the opinions and estimates of management as of the date of this report, and IRC disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise, except as required by law.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. accordingly, readers should not place undue reliance on forward-looking statements.

In addition, certain information contained in this annual report has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of united States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral reserves,” “probable reserves,” “proven reserves,” “Inferred resources,” “Indicated resources,” “Measured resources” and “Mineral resources” used in this report are, unless otherwise stated, Canadian mining terms as defined in accordance with national Instrument 43-101 – Standards of Disclosure for Mineral projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and petroleum Standards on Mineral resources and Mineral reserves (“CIM Standards”) or australasian Code for reporting of exploration results, Mineral resources and ore reserves (“JorC Code”). CIM Standards and JorC Code standards differ significantly from standards in the united States. While the terms “mineral resource,” “Measured resources,” “Indicated resources,” and “Inferred resources” are recognized and required by Canadian regulations and permitted under JorC Code, they are not defined terms under standards in the united States. as such, information regarding mineralization and resources contained or incorporated by reference in this report may not be comparable to similar information made public by united States companies.

2007 annual report 35

MANGEMENT'S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of the financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of March 10, 2008 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2007. All amounts are in U.S. dollars unless specifically stated otherwise. Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC’s future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the avebury, Belahouro, Gwalia Deeps, Las Cruces and Pascua projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. accordingly, readers should not place undue reliance on any forward-looking statements.

36 GROWTH THROUGH PERFORMANCE

SUMMARY OF FINANCIAL INFORMATION

	Year ended December 31,
(in thousands of $, except per share data)	2007	2006	2005
Statement of operations
Royalty revenues	$49,857	$20,346	$425
Earnings (loss) from operations	19,126	4,277	(7,537)
Earnings (loss) before income taxes	9,664	2,622	(9,074)
Net earnings (loss)	11,233	11,678	(8,495)
Basic earnings (loss) from operations
per share	0.28	0.07	(0.15)
Diluted earnings (loss) from operations
per share	0.27	0.07	(0.15)
Basic net earnings (loss) per share	0.16	0.20	(0.17)
Diluted net earnings (loss) per share	0.16	0.20	(0.17)
Statement of Cash Flows
Cash provided by (used in)
operating activities	26,531	3,921	(1,678)
Basic and diluted cash dividend
per share	0.03	—	—

		December 31,
	2007	2006	2005
Balance Sheet
total assets	384,482	262,731	255,165
total long-term liabilities	72,247	86,176	94,520
Shareholders’ equity	295,679	174,483	159,894

FINANCIAL PERFORMANCE

FINANCIAL OVERVIEW

During 2006, the Company recognized the first royalty revenue from its 2.7% net Smelter return (“nSr”) on the Voisey’s Bay nickel, copper and cobalt mine operated by Vale Inco. revenue recognized from this royalty in 2007, representing the first full year of production from the mine, was $47.7 million. In addition, on June 12, 2006, the Company acquired the Western australia royalty, which includes the operating Southern Cross Mine. Quarterly revenues from royalty operations in 2007 and 2006 were as follows:

(in thousands of $)	2007
(unaudited)	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$9,705	$12,727	$13,172	$12,056	$47,660
Southern Cross	370	365	457	541	1,733
Williams	102	89	84	85	360
Meekatharra –
Yaloginda	—	—	—	26	26
Other	1	26	25	26	78
	$10,178	$13,207	$13,738	$12,734	$49,857

(in thousands of $)	2006
(unaudited)	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$343	$1,843	$7,945	$8,930	$19,061
Southern Cross	—	66	306	498	870
Williams	67	116	105	98	386
Other	3	24	1	1	29
	$413	$2,049	$8,357	$9,527	$20,346

2007 annual report 37

The significant increase in royalty revenues in 2007 contributed to net earnings of $11.2 million, or $0.16 per share compared to net earnings of $11.7 million, or $0.20 per share in 2006 and a net loss of $8.5 million in 2005, or $0.17 per share. Decreases in canadian federal and provincial income tax rates also resulted in non-recurring future tax recoveries of $7.0 million and $9.7 million in 2007 and 2006, respectively.

The start-up of Voisey’s Bay also resulted in a significant increase in cash flow from operations, from a source of $3.9 million during 2006 to a source of $26.5 million during 2007.

Over a series of transactions during 2007, the company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the “pascua royalty”), scheduled to begin production in 2010. The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in chile operated by Barrick Gold corporation. the total cost of the acquisitions was $56.5 million in cash and transaction costs.

On february 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. the project began production in the second quarter of 2007, but has experienced technical problems in reaching targeted output levels. Resolution of these technical issues was stalled by on-going disputes between the former owners of Legacy. To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). under the terms of the sale, the Buyer will become the manager of a new limited liability company, preferred rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project. A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac sand and other products.

To enable the sale and new investment, the Company restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease. Accordingly, on December 24, 2007, the company and the Buyer completed a restructuring of its interest in Legacy, wherein the Company received the following:

  $6.0 million in cash,
  a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the manager, and a residual net profits interest of 5.25% in the restructured Legacy project.

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp royalties”) for uS$4.0 million in cash, including transaction costs.

On December 21, 2007, the Company agreed to acquire 16 mineral royalties from rio tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash ($61.7 with transaction costs), plus a potential contingency payment. this transaction will close in two parts. The acquisition of the eleven non-australian royalties of the agreement closed on December 21, 2007. the acquisition of the five Australian royalties (Avebury, Bell creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) will close upon receiving approval from the Australian Foreign Investment Review Board and upon resolution of certain outstanding rights of first refusal.

On February 12, 2007, the Company completed a unit offering of 8,334,000 units at CA$5.40, generating net proceeds to the Company of CA$42.1 million ($35.7 million). also, on November 5, 2007, the Company completed an offering of 10,400,000 units at CA$6.30, generating net proceeds to the company of CA$61.7 million ($66.0 million). the proceeds from these offerings were used primarily for the acquisition of the Pascua royalty interests and the Rio Tinto royalty portfolio, both described above.

38 GROWTH THROUGH PERFORMANCE

ROYALTY REVENUE AND OPERATIONS

During 2007, Voisey’s Bay transitioned from a start-up operation to full production, resulting in a significant increase in paid production in the year ended December 31, 2007 versus 2006. the higher production, combined with record high nickel prices during 2007 resulted in an increase in revenues from Voisey’s Bay of 250%, from $19,061 in 2006 to $47,660 during 2007.

Gold revenues also increased in 2007 to $2.1 million from $1.3 million in 2006 primarily on the basis of a full year of production from Southern Cross in 2007. this is a trend that the Company expects to continue into 2008 and future years, with the expected addition of revenues from Meekathara and Gwalia Deeps in 2008, Belahouro in 2009, and pascua in 2010.

PRODUCTION AND REVENUE (UNAUDITED)

			Production(1)			Revenue (in thousands of $)
Mine	Commodity	Royalty	2007	2006	2005	2007	2006	2005
Williams	Gold	0.25% NSR	209	253	381	$360	$386	$423
Southern Cross(2)	Gold	1.5% NSR	166	95	—	1,733	870	—
Voisey’s Bay						47,660	19,061	—
	Nickel	2.7% NSR	127,918	67,073	—
	Copper	2.7% NSR	89,504	53,362	—
	Cobalt	2.7% NSR	5,521	2,504	—

(1)	Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

(2)	The 2006 amounts are for the period from June 12, 2006 to December 31, 2006.

AVERAGE METAL PRICES RECEIVED (UNAUDITED)

	2007	2006	2005
Gold, per ounce	$696.00	$611.00	$444.00
Nickel, per pound(1)	$16.63	$11.62	$—
Copper, per pound(1)	$3.38	$3.25	$—
Cobalt, per pound(1)	$28.10	$15.32	$—

(1) Before transportation, smelting and refining costs.

Royalty revenues rose significantly in 2007 to $49,857,000 from $20,346,000 in 2006 and $425,000 in 2005. the increase was a direct result of 2007 being the first full year of paid production from Voisey’s Bay after the start-up of the mine in 2006 as well as revenues from the Southern Cross royalty, acquired in June 2006. the increase was further impacted by another record year for commodity prices during 2007, with nickel, copper and gold all reaching levels that were at, or near, all time highs during 2007.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. Amortization on mineral properties increased from $363,000 in 2005 and $6,005,000 in 2006, to $10,996,000 during 2007. The increases are directly attributable to the increases in production at Voisey’s Bay mine which began operations in late 2005 and the acquisition of the Southern Cross royalty in 2006.

All proceeds from the Voisey’s Bay royalty are subject to the newfoundland and labrador Mining and Mineral rights tax of 20% and therefore taxes will increase or decrease proportionately with revenues from Voisey’s Bay. The tax was $9,532,000 in 2007 compared to $3,812,000 in 2006 and nil in 2005.

2007 annual report 39

OTHER REVENUE

In october 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of uranium by NHU. on april 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture exchange (now new Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. This transaction was recorded as other revenue on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares of $849,000 as of april 12, 2007 and is included in other revenue in the consolidated statements of operations.

COSTS AND EXPENSES

General and administrative expenses were $6,325,000 in 2007, compared to $5,360,000 in 2006 and $7,272,000 in 2005, which included stock-based compensation charges of $1,355,000 in 2007, $959,000 in 2006 and $4,992,000 in 2005. after deducting these non-cash charges general and administrative costs were $4,970,000, $4,401,000 and $2,280,000 in 2007, 2006 and 2005 respectively. Salary costs decreased by $353,000 in 2007 to $1,312,000, primarily as a result of a $450,000 severance charge related to the resignation of the Company’s president in 2006, offset by bonuses to officers and employees of $427,000 in 2007 compared to $250,000 in 2006. Professional fees increased by $634,000 in 2007 to $1,421,000. The increase was due in large part to professional fees related to implementation and auditing of the Company’s compliance with and the Sarbanes-oxley act, increased royalty monitoring costs and also to other legal fees related to regulatory and tax issues. Other areas contributing to the increase in 2007 were shareholder and investor relations costs, due to the listing of Company’s shares on the american Stock exchange in october 2006.

Business development expenses were $2,585,000 during 2007 compared to $534,000 in 2006 and $263,000 in 2005. During the fourth quarter of 2007, the Company incurred $1,713,000 in non-recurring costs related to the pursuit of a business development opportunity. Most of the remaining increase during 2007 related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $3,750,000 for the year ended December 31, 2007 as compared to $2,338,000 in 2006 and $1,826,000 in 2005. Details of these amounts are as follows:

	Year ended December 31,
(in thousands of uS$)	2007	2006	2005
accretion of debenture discount
and financing charges	$984	$880	$659
Interest on debentures	1,538	1,458	1,167
Interest on the revolving facility	267	—	—
Commitment and standby fees
on the revolving facility	961	—	—
	$3,750	$2,338	$1,826

40 GROWTH THROUGH PERFORMANCE

The increase in interest expense in 2007 on the Company’s senior secured debentures (the “Debentures”) was a result of a stronger Canadian dollar during the year compared to 2006.

Impairment of royalty interests in mineral properties was $2,142,000 in the year ended December 31, 2007, compared to $358,000 in 2006 and $64,000 in 2005. During 2007, the Company impaired royalties on five diamond exploration properties, Jubilee, Bear, Peregrine, Jewel and Repulse Bay totaling $1,418,000 as a result of the operators’ actual, or stated intent to drop these properties. The Company also recorded a partial impairment of the Yaloginda property in Western Australia of $724,000 after concluding that the payable ounces on the project were less than originally estimated. The Company also had a foreign currency loss of $6,206,000 in 2007, compared to a gain of $351,000 in 2006 and a loss of $85,000 during 2005. the large loss in 2007 is a due to the strengthening of the Canadian dollar which negatively impacted the Company’s Canadian dollar denominated Debentures.

During 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the 2007 rate of 21% to 15% on January 1, 2012. As a result of these changes, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $7,042,000 during the year ended December 31, 2007.

During 2006, the province of alberta, the location of the Company’s permanent establishment, lowered its provincial income tax rate from 11.5% to 10.0%, effective april 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminated the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowered the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes the Company reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW

Cash flow from operating activities was $26,531,000 in 2007 compared to $3,921,000 in 2006 and a use of $1,678,000 in 2005. The increase in 2007 and 2006 is attributable to the increase in revenue as noted above, and offset by increases in royalty taxes, general and administrative, business development and cash interest expense. The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of newfoundland and labrador (“Mineral rights tax”). Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

INVESTING ACTIVITIES

Cash used for royalty acquisitions was $107.2 million during 2007 (net), including $44.6 million for the rio tinto non-australian royalties, $56.5 million for the Pascua Royalty, $4.0 million for the Goldcorp royalties and $1.5 million for the Horizon coal royalty. Cash used for royalty acquisitions was $10.0 million during 2006, all of which was for the acquisition of the Western Australia royalty in June of 2006. During 2007, the Company also paid $17.8 million to Rio Tinto for the Australian royalties (the transaction is scheduled to close in the first quarter of 2008) and $6.2 million (net of cash received) investment in the Legacy Sand operation. In the year ended December 31, 2006, sources of cash from investing activities were the use of the restricted cash for interest payments on the Debenture during the year, and the transfer of short-term investments to cash and cash equivalents during the year.

2007 ANNUAL REPORT 41

During the year ended December 31, 2005, IRC acquired the Voisey’s Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John livermore, Hecla Mining Company, the Hunter exploration Group and BHP Billiton Worldwide exploration Inc. for total cash consideration of $1.5 million. IRC also invested a total of $1.7 million in restricted cash and $1.7 million in short-term investments during 2005.

FINANCING ACTIVITIES

During 2007, the Company completed two separate equity offerings (see below), providing net proceeds of $101.7 million. the Company also received cash from the exercise of stock options and warrants totalling $6.8 million during 2007. the Company paid its initial dividends in 2007, totalling $2.0 million. During 2006, the Company received $2.0 million in cash proceeds from the exercise of warrants. on February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coinciding with the IPO, the Company also completed a unit offering for gross proceeds of CA$30,000,000. the unit offering consisted of CA$30,000,000 of 5.5% debentures due February 22, 2011 and 1,395,360 common shares. proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$
Gross proceeds from the Ipo	162,500	131,659
Gross proceeds from the unit offering	30,000	24,321
Agents’ commission and expenses of the Ipo	(16,220)	(13,087)
Net Proceeds	176,280	142,893

CASH RESOURCES AND LIQUIDITY

The Company had a cash position of $12.7 million at December 31, 2007 and working capital of $7.6 million, compared to $11.6 million and $17.9 million, respectively, at December 31, 2006. the decrease in working capital during the year is a result of a current tax liability of $9.9 million and current future taxes of $4.8 million. Both of these tax liabilities are related to current and future tax liabilities of the Company’s wholly owned subsidiary, Voisey’s Bay Holding Corporation.

The Company entered into a credit agreement dated January 8, 2007 with the Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and subsequently increased it to $40.0 million effective May 17, 2007. the Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. the Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. pursuant to the revolving Facility, the Company granted a second charge over substantially all of its current and future assets. archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement. at December 31, 2007, the Company was in compliance with all loan requirements.

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units of the Company at a price of CA$5.40 per unit. each unit is comprised of one common share and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder thereof to acquire a further common share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine

42 GROWTH THROUGH PERFORMANCE

months after the Closing Date until the date that is 18 months after the Closing Date. the expiry date of the warrants is subject to acceleration if the common shares have a closing price at or above CA$8.50 for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000. During 2007, 751,630 of these warrants were exercised for total proceeds of CA$4,886,000 ($4,710,000).

On november 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 common shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000 ($66,017,000).

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of common shares.

The Company believes that its current cash position, together with cash from operations will be sufficient to cover the cost of general and administrative, business development and interest expenses into the foreseeable future.

The Company’s contractual obligations for future principal payments are summarized below. Interest payments are CA$1,650,000 annually.

($ in thousands)
Debenture Principal
Year	Obligations (1)
2007	$—
2008	—
2009	—
2010	—
2011	30,582
Total	$30,582

(1)	The obligation is denominated in CA$. all amounts were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.0194.

The Company has agreed to certain contingent payments in conjunction with several royalty acquisitions. These include a $4.0 million and $6.4 million payment if the price of gold exceeds $550 per ounce and $600 per ounce, respectively, for any six month period during the first 36 months of commercial production at the Pascua Lama project. The Company has also agreed to a $0.8 million payment to the seller of the Belcourt royalty within 10 days of the announcement of a construction decision and, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

FINANCIAL POSITION

In 2005, the Company recorded an adjustment to the purchase price of the archean acquisition (Voisey’s Bay royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to the future income tax liability. This adjustment will have no impact on future cash flows of the Company. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net

2007 ANNUAL REPORT 43

Operating losses, and certain expenses of the IPO and the 2005 unit offering. Details of the balance in future income taxes at December 31, 2007 are as follows:

(in thousands of $)
adjustment to royalty interests in mineral properties	$57,553
Deferred income	4,850
Share issue costs	(2,805)
Deferred gain	(783)
net operating losses	(8,245)
other, net	(68)
$50,502

On November 13, 2007, the Company issued 562,000 stock options to its directors, officers and employees. The stock options were at an exercise price of CA$5.81 per share and vest over three years from the time of issuance.

QUARTERLY INFORMATION

Net earnings for the quarter ended December 31, 2007 were $5.3 million or $0.07 per share compared to $3.0 million or $0.05 per share for the quarter ended December 31, 2006. Royalty revenues were $12.7 million in the fourth quarter of 2007 compared to $9.5 million in the fourth quarter of 2006. the increase was driven by the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross Royalty.

Amortization on mineral properties increased from $2,327,000 in the quarter ended December 31, 2006, to $3,258,000 during the same quarter in 2007, attributable primarily to the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross Royalty. royalty taxes were $2.4 million in 2007 compared to $1.8 million in 2006, also as a result of the start-up of Voisey’s Bay.

General and administrative expenses were $1,667,000 during the quarter ended December 31, 2007, compared to $1,592,000 in the quarter ended December 31, 2006. Salaries and benefits decreased by $51,000 to $458,000, primarily as a result of $250,000 in bonuses authorized by the Board of Directors in the fourth quarter of 2006. Stock-based compensation increased to $335,000 during the fourth quarter of 2007 compared to $295,000 in 2006. legal, accounting and other professional fees increased approximately $172,000 due primarily to increased Sarbanes Oxley implementation and review activities during the quarter.

Cash from operating activities was $7,396,000 during the fourth quarter of 2007 compared to $5,458,000 in the same quarter in 2006. The increase was primarily driven by the increase in revenues from the Voisey’s Bay and Southern Cross royalties, and offset by the increase in expenses discussed above. the following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except per share data)	2007				2006
(unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations:
Royalty revenues	$12,734	$13,738	$13,207	$10,178	$9,527	$8,357	$2,049	$413
Earnings (loss) from
operations	2,973	5,509	6,611	4,033	3,653	2,659	(512)	(1,523)
Net earnings (loss)	5,275	1,413	2,380	2,165	2,955	1,506	8,654	(1,437)
Basic earnings (loss) from
operations per share	0.04	0.08	0.10	0.06	0.06	0.05	(0.01)	(0.03)
Diluted earnings (loss)
from operations per share	0.04	0.08	0.09	0.06	0.06	0.05	(0.01)	(0.03)
Basic net earnings (loss)
per share	0.07	0.02	0.04	0.03	0.05	0.03	0.15	(0.03)
Diluted net earnings (loss)
per share	0.07	0.02	0.03	0.03	0.05	0.03	0.15	(0.02)

44 GROWTH THROUGH PERFORMANCE

The decrease in earnings from operations in the fourth quarter of 2007 to $2,973,000 from $3,653,000 in 2006 are primarily attributable to one time charges to business development expense in the fourth quarter of 2007 of $1,713,000, related to a business development opportunity, resulting in an increase in business development costs of $1,700,000 in the quarter ended December 31, 2007 versus the same period of 2006. The Company also had impairment of $724,000 in the fourth quarter of 2007 compared to $28,000 in 2006.

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006. Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and all of 2007.

During the third and fourth quarters of 2006 and through all of 2007, the Company’s significant increase in revenues from the Voisey’s Bay royalty was the primary factor resulting in earnings from operations and net earnings for those periods. Earnings from operations and net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of new Horizon uranium Corporation. net earnings of the Company were negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

During the second quarter of 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011, resulting in the realization of a future income tax benefit of $914,000 during the quarter. On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012, resulting in the realization of a future income tax recovery of $8,586,000 during the fourth quarter of 2007.

During the second quarter of 2006, the province of alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective april 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes the Company reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

OUTLOOK

During 2007, the Company committed over $130 million towards the expansion of its existing royalty and investment portfolio. these investments include the following:

  A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain. Inmet is currently constructing the mine with first cathode production expected in the fourth quarter of 2008, with a projected annual average production rate over 15 years of 142 million pounds of copper. Inmet reports that the open-pit mine has proven and probable reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds). They also report the possibility of deeper primary sulphide resources.

  A 2.0% NSR royalty on the Avebury nickel project in Tasmania, Australia. This mine is expected to be placed into production during the first quarter of 2008 by allegiance Mining NL. The underground mine will process high-grade sulphide ores from Measured resources of 0.46 million tonnes grading 1.15%, Indicated Resources of 5.6 million tonnes grading 1.16% and Inferred resources of 5.8 million tonnes grading 1.05%, at a 0.7% nickel cutoff grade.

  A 32.1% interest in the Pascua Royalty purchased from a Chilean family. The Pascua Royalty is a sliding- scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation (“Barrick”). The total cost of the acquisitions was $56.5 million in cash and transaction costs. the Pascua royalties acquired

2007 ANNUAL REPORT 45

  apply to the gold and copper produced from the pascua, the Chilean side of the pascua-lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of$300 per ounce or below to 3.15% at a gold price of $800 per ounce and above. Barrick, pending certain permits, expects to begin production in 2010 at an annual rate of 750,000 ounces per year as stated on their website.

  A net $6.1 million investment in the Legacy Sand Project in the form of a membership interest in Preferred rocks of Genoa Holding Company, LLC paying a 10% preferred return on a deemed uS$8.0 million investment and a residual net profits interest of 5.25% in the legacy project.

  An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada. Barrick is currently completing feasibility studies on the Pinson project at a cost of US$30 million and is expected to be completed by april, 2009. This acquisition further increases IRC’s holdings in the Pinson district of Nevada. Over the past three years, IRC has made two other purchases on the pinson trend and established itself as the largest owner of pinson royalty interests, covering approximately 80% of the known high-grade gold resources. With the 2007 addition of the pinson royalty, IRC’s interests on the known pinson resources provide the Company with a higher total royalty rate (4.23%) and additional exposure to 14 square miles of regional exploration potential in the pinson district.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production. In the fourth quarter of 2007, Mercator Gold PLC began gold production at its Meekatharra operations in Western Australia at an initial rate of 120,000 ounces per year. Production began in the Yaloginda project area, where the Company owns a 0.045% net smelter returns royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5% . St. Barbara limited also has announced that it expects to start production at its Gwalia Deeps underground project in the third quarter of 2008 at an initial annual rate of 100,000 ounces of gold and ramping up to 200,000 ounces per year within 18 months. The Company holds a 1.5% net smelter returns royalty on Gwalia Deeps. In early 2009, production is expected to begin at Goldbelt Resources Ltd.’s (recently acquired by Wega Mining) Inata gold project (Belahouro) in Burkina Faso, West africa on which the Company holds a 2.5% net smelter returns royalty.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the quantity of royalties, commodities, and geographically. this in turn should produce a more stable and predictable revenue stream in future years.

Because the Company acquired the shares of archean instead of a direct interest in the Voisey’s Bay royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the debentures.

RELATED PARTY TRANSACTIONS

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 was $10,000. These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

46 GROWTH THROUGH PERFORMANCE

Effective January 31, 2007, George Young, an officer and director of the Company resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities. Mr. Young will be retained as a consultant to the Company. As part of his resignation agreement, Mr. Young has guaranteed the repayment of a promissory note from South American Metals (note 5) ($810,000 at December 31, 2007). the guarantee is secured by the pledge of certain of Mr. Young’s shares and stock options of the Company.

There were no amounts due from or to related parties at December 31, 2007 and 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

ROYALTY REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

AMORTIZIATION OF ROYALTY INTERESTS IN MINERAL PROPERTIES

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

2007 ANNUAL REPORT 47

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Company adopted CICa Section 3855 - Financial Instruments - recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company. Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method. Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. the adjustment was reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.

STOCK OPTIONS

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.

FUTURE INCOME TAXES

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

NEW ACCOUNTING PRONOUNCEMENTS

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. the Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company’s financial statements.

Section 1535 – Capital Disclosures – This Section establishes standards for disclosing information about an entity’s capital and how it is managed. under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

48 GROWTH THROUGH PERFORMANCE

(i)	qualitative information about its objectives, policies and processes for managing capital;

(ii)	summary quantitative data about what it manages as capital;

(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3064 – Goodwill and Intangible Assets – This section replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expenses as incurred. This section is effective as of January 1, 2009.

Section 3862 – Financial instruments – Disclosures – This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;

(ii)	designating financial assets as available-for-sale; and

(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

OUTSTANDING SHARE DATA

As of March 10, 2008, there were 78,476,856 common shares outstanding. In addition there were 5,574,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$5.81 per share. There were also 3,415,370 warrants outstanding allowing the holders to purchase common shares at a price of CA$7.00 until august 12, 2008. These warrants expire on august 12, 2008 and are subject to acceleration if the common shares have a closing price at or above CA$8.50 for 20 consecutive trading days.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

In accordance with national Instrument 52-109 respecting certification of disclosure in issuers’ annual and interim filings, Management has evaluated the effectiveness of the Company’s internal controls and procedures over financial reporting for the year ended December 31, 2007. Management has concluded that the Company’s internal controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company’s management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

2007 ANNUAL REPORT 49

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

FLUCTUATION IN MINERAL PRICES

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

FOREIGN CURRENCY FLUCTUATIONS

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

COMPANY VALUATION HEAVILY DEPENDENT ON VOISEY'S BAY ROYALTY

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay royalty. the Voisey’s Bay royalty is very material to the Company’s ability to generate revenue. Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

RECOVERABILITY OF RESOURCES AND RESERVES

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)	increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c)	the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d)	declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e)	unexpected penalties may be imposed by smelters or refiners; and

(f)	the metallurgy may turn out differently than that anticipated.

50 GROWTH THROUGH PERFORMANCE

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF INTERNATIONAL ROYALTY CORPORATION:

We have completed an integrated audit of International royalty Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007, and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of International royalty Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statement of operations and comprehensive income, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the public Company accounting oversight Board (united States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited International royalty Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring organizations of the treadway Commission (“CoSo”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s responsibility for Financial reporting report. our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the public Company accounting oversight Board (united States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. an audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

2007 ANNUAL REPORT 51

INDEPENDENT AUDITOR'S REPORT (CONTINUED)

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered accountants
Vancouver, B.C.
March 10, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the united States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 10, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when its properly accounted for and adequately disclosed in the financial statements.

Chartered accountants
Vancouver, B.C.
March 10, 2008

52 GROWTH THROUGH PERFORMANCE

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING - CANADA

Management is responsible for the preparation and fair presentation of the consolidated financial statements and other financial information relating to International royalty Corporation (the “Company” or “IRC”) included in this annual report. the consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

PricewaterhouseCoopers LLP, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements. their examination is conducted in accordance with generally accepted Canadian auditing standards and includes tests and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly, in all material respects in accordance with generally accepted Canadian accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and for reviewing and approving the consolidated financial statements. In furtherance of the foregoing, the Board has appointed an audit Committee composed of three directors not involved in the daily operations of the Company.

The audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements and annual report to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Company’s consolidated financial statements.

Douglas B. Silver Chairman and Chief Executive Officer March 10, 2008	Ray W. Jenner Chief Financial Officer and Secretary

2007 ANNUAL REPORT 53

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING - UNITED STATES

The management of International Royalty Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. the Securities and Exchange Act of 1934 in rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that,in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring organizations of the treadway Commission (CoSo) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. Gaap reconciliation.

Douglas B. Silver Chairman and Chief Executive Officer March 10, 2008	Ray W. Jenner Chief Financial Officer and Secretary

54 GROWTH THROUGH PERFORMANCE

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
(expressed in thousands of U.S. dollars)

	Year ended December 31,
	2007	2006	2005
Revenues
Royalty revenues	$49,857	$20,346	$425
Other (note 4)	849	—	—
	50,706	20,346	425

Expenses
Amortization	10,996	6,005	363
Business development	2,585	534	263
General and administrative (notes 9, 10)	6,325	5,360	7,272
Impairment of royalty interests in
mineral properties (note 3)	2,142	358	64
Royalty taxes	9,532	3,812	—
	31,580	16,069	7,962
Earnings (loss) from operations	19,126	4,277	(7,537)

Other income (expense)
Foreign currency gain (loss) (note 2)	(6,206)	351	(85)
Interest expense (note 11)	(3,750)	(2,338)	(1,826)
Interest income	494	332	374
	(9,462)	(1,655)	(1,537)

Earnings (loss) before income taxes	9,664	2,622	(9,074)

Income taxes (note 8)
Current income tax expense	(8,812)	—	—
Recovery of future income tax	10,381	9,056	579
	1,569	9,056	579
Net earnings (loss)	11,233	11,678	(8,495)

Other comprehensive income
Unrealized gain on available-for-sale
investments, net of taxes of $30	173	—	—
Total comprehensive income	$11,406	$11,678	$(8,495)
Basic and diluted earnings
(loss) per share	$0.16	$0.20	$(0.17)
Basic weighted average
shares outstanding	68,249,204	57,307,592	49,903,355
Diluted weighted average
shares outstanding	70,056,532	58,086,569	49,903,355

See accompanying notes to the consolidated financial statements.

2007 ANNUAL REPORT 55

CONSOLIDATED BALANCE SHEETS
(expressed in thousands of U.S. dollars)

	Year ended December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$12,742	$11,575
Restricted cash (note 3)	969	354
Royalties receivables	10,309	7,751
Prepaid expenses and other current assets	173	292
	24,193	19,972
Royalty interests in mineral properties, net (note 3)	333,739	240,168
Investments (note 4)	7,244	—
Furniture and equipment, net	119	153
Other long-term assets (notes 5, 10)	19,187	2,438
	384,482	262,731

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,852	2,072
Income taxes	9,854	—
Future income taxes	4,850	—
	16,556	2,072
Senior secured debentures (note 7)	26,595	22,028
Future income taxes (note 8)	45,652	64,148
	88,803	88,248

Shareholders’ equity (note 9)
Common shares
Authorized
Unlimited common shares without par value
Issued
78,476,856 (2006 – 58,008,448) common shares	275,450	166,173
Contributed Surplus	8,525	5,985
Retained earnings	11,531	2,325
Accumulated other comprehensive income	173	—
	295,679	174,483
	$384,482	$262,731

Nature of operations (note 1)
Commitments and contingencies (note 3)
Subsequent events (note 15)

Approved by the Board of Directors

Douglas B. Silver Chairman and Chief Executive Officer	Rene G. Carrier Director

See accompanying notes to the consolidated financial statements.

56 GROWTH THROUGH PERFORMANCE

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Year ended December 31,
	2007	2006	2005
Cash flows provided by (used in) operating activities
Net earnings (loss) for the year	$11,233	$11,678	$(8,495)
Items not affecting cash
Depreciation and amortization	11,037	6,041	380
Impairment of royalty interests in mineral properties	2,142	358	64
Amortization of deferred debenture costs	249	222	166
Accretion of debenture discount	736	657	492
Future income tax	(10,381)	(9,056)	(586)
Non-cash foreign currency loss (gain)	3,506	(19)	970
Stock-based compensation	1,355	960	4,992
Other	(849)	—	—
Changes in non-cash working capital
Increase in royalty receivables	(2,496)	(7,627)	(17)
Decrease (increase) in prepaid expenses and other
Current assets	122	(32)	(254)
Increase in accounts payable and accrued liabilities	23	739	610
Increase in income taxes payable	9,854	–	—
	26,531	3,921	(1,678)
Cash flows used in investing activities
Acquisition of royalty interests in mineral properties	(119,191)	(10,026)	(125,567)
Proceeds from the sale of royalty interests
in mineral properties	6,000	—	—
Purchases of furniture and equipment	(8)	(67)	(132)
Other long-term assets relating to royalty acquisition	(17,878)	—	(75)
Proceeds from (investment in) short-term investments	—	1,779	(1,708)
Acquisition of investments	(157)	—	—
Decrease in other long-term assets	(55)	(211)	(111)
Restricted cash	(544)	1,493	(1,713)
	(131,833)	(7,032)	(129,306)
Cash flows provided by financing activities
Net proceeds from issuance of common shares	101,675	—	120,475
Net proceeds from unit offering	—	—	22,418
Proceeds from exercise of stock options	162	—	—
Proceeds from exercise of warrants	6,659	1,951	15
Payment of dividends	(2,027)	—	—
	106,469	1,951	142,908
Increase (decrease) in cash and cash equivalents	1,167	(1,160)	11,924
Cash and cash equivalents – Beginning of year	11,575	12,735	811
Cash and cash equivalents – end of year	$12,742	$11,575	$12,735
Supplemental cash flow information (note 14)

See accompanying notes to the consolidated financial statements.

2007 ANNUAL REPORT 57

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(expressed in thousands of U.S. dollars, except number of shares amounts)

					Accumulated
				(Deficit)	other	Total
			Contributed	retained	comprehensive	shareholders’
	Common shares		surplus	earnings	income	equity
	Number	Amount
Balance at December 31, 2004	5,849,433	$2,058	$1,558	$(858)	$—	$2,758
Shares issued in connection with
the IPO (net of issuance costs)	37,790,698	124,253	—	—	—	124,253
Shares issued in connection with
the Unit Offering (net of issuance
costs (note 9)	1,395,360	4,588	—	—	—	4,588
Shares issued for the purchase of
royalty interests in mineral
properties (note 3)	8,896,895	31,015	—	—	—	31,015
Exercise of special warrants	2,858,000	1,478	(1,478)	—	—	—
Shares issued for services	2,249	8	—	—	—	8
Shares issued into escrow
(note 7)	218,023	760	—	—	—	760
Stock options	—	—	4,992	—	—	4,992
Warrants exercised	16,910	16	(1)	—	—	15
Loss	—	—	—	(8,495)	—	(8,495)
Balance at December 31, 2005	57,027,568	164,176	5,071	(9,353)	—	159,894
Stock options	—	—	960	—	—	960
Warrants exercised	980,880	1,997	(46)	—	—	1,951
Earnings	—	—	—	11,678	—	11,678
Balance at December 31, 2006	58,008,448	166,173	5,985	2,325	—	174,483
Warrants exercised	1,694,408	6,973	(315)	—	—	6,658
Unit offering, net of expenses
and tax impact	8,334,000	34,831	1,565	—	—	36,396
Exercise of stock options	40,000	227	(65)	—	—	162
Offering, net of expenses and
tax impact	10,400,000	67,246	—	—	—	67,246
Stock options	—	—	1,355	—	—	1,355
Dividends	—	—	—	(2,027)	—	(2,027)
Earnings	—	—	—	11,233	—	11,233
Other comprehensive income	—	—	—	—	173	173
Balance at December 31, 2007	78,476,856	$275,450	$8,525	$11,531	$173	$295,679

See accompanying notes to the consolidated financial statements.

58 GROWTH THROUGH PERFORMANCE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
(expressed in U.S. dollars; figures in tables in thousands of dollars)

NOTE 1: NATURE OF OPERATIONS

International royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on november 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During 2007 and 2006, approximately 95 and 94 percent, respectively, of the Company’s revenues were generated from the Voisey’s Bay royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues there from.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED AND PRESENTATION

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All intercompany balances and transactions have been eliminated upon consolidation. the consolidated financial statements and notes thereto are prepared in accordance with accounting principles generally accepted in Canada and are expressed in united States dollars, unless otherwise noted. as described in note 12, accounting principles generally accepted in Canada differ in certain respects from accounting principles in the United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. the Company’s most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

ROYALTY TAXES

Voisey’s Bay royalty revenues are subject to the Mining and Mineral Rights Tax Act of Newfoundland and Labrador of 20%, which is recognized at the time of revenue recognition. Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

2007 ANNUAL REPORT 59

TRANSLATION OF FOREIGN CURRENCIES

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

INCOME TAXES

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common stock equivalents.

The effect of the outstanding warrants and stock options (note 9) are not included in the computation of diluted loss per share during 2005 as their inclusion would be anti-dilutive.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates of less than three months at the time of acquisition and which are readily convertible into cash.

Cash and cash equivalents are designated as “held for trading” and are measured at carrying value which approximates fair value due to the short-term nature of these instruments.

ROYALTY INTERESTS

Royalty interests include acquired royalty interests in production stage, development stage, feasibility stage, and exploration stage properties. the royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.

Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. at such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

INVESTMENTS

Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Equity investments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Investments classified as held-to-maturity are measured at amortized cost using the effective interest method.

FURNITURE AND EQUIPMENT

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

60 GROWTH THROUGH PERFORMANCE

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. the recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in feasibility and exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

FINANCING CHARGES

Financing charges related to the issuance of the Senior Secured Debentures have been recorded as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures using the effective yield method (see below).

SENIOR SECURED DEBENTURES

Proceeds from the unit offering (note 7) were allocated into debt and equity components based upon their respective fair market values. the carrying value of the Senior Secured Debentures is being accreted to their maturity value through charges to interest expense over the expected life of the Debentures based on the effective yield method.

STOCK OPTIONS

The Company determines the fair value of awards to employees using the Black-Scholes valuation model. the fair value of the stock options is recognized as compensation expense over the vesting period of the related option.

FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Company adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. all financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company. Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method. Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment was reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.

2007 ANNUAL REPORT 61

COMPREHENSIVE

The Company has adopted CICA Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

RECENT ACCOUNTING PRONOUNCEMENTS

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. the Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company’s financial statements.

Section 1535 – Capital Disclosures – this Section establishes standards for disclosing information about an entity’s capital and how it is managed. under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;

(ii)	summary quantitative data about what it manages as capital;

(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3064 – Goodwill and intangible Assets – This section replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expenses as incurred. This section is effective as of January 1, 2009.

Section 3862 – Financial instruments – Disclosures – This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;

(ii)	designating financial assets as available-for-sale; and

(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

62 GROWTH THROUGH PERFORMANCE

NOTE 3: ROYALTY INTERESTS IN MINERAL PROPERTIES

	December 31, 2007
		Accumulated
	Cost	Amortization	Net
Production stage
Voisey’s Bay	$225,726	$(15,314)	$210,412
Southern Cross	2,544	(1,196)	1,348
Williams Mine	2,168	(1,240)	928
Meekatharra – Yolaginda	697	(26)	671
Other	79	(9)	70
	231,214	(17,785)	213,429
Development stage
Pascua	56,513	—	56,513
Las Cruces	42,144	—	42,144
Gwalia	3,546	—	3,546
Belahouro	817	—	817
Other	293	—	293
	103,313	—	103,313
exploration / Feasibility stage
Pinson	4,086	—	4,086
Aviat One	2,211	—	2,211
High Lake	2,007	—	2,007
Horizon	2,530	—	1,530
Tarmoola	1,486	—	1,486
South Laverton	912	—	912
Gold Hill	660	—	660
Other	4,105	—	4,105
	16,997	—	16,997
	$351,524	$(17,785)	$333,739

	December 31, 2006
		Accumulated
	Cost	amortization	Net
Production stage
Voisey’s Bay	$225,726	$(5,091)	$220,635
Southern Cross	2,544	(655)	1,889
Williams Mine	2,168	(1,038)	1,130
Other	32	(5)	27
	230,470	(6,789)	223,681
Development stage
Gwalia	3,546	—	3,546
Meekatharra – Yolaginda	1,421	—	1,421
Belahouro	817	—	817
	5,784	—	5,784
Exploration / Feasibility stage
Aviat One	2,211	—	2,211
Tarmoola	1,486	—	1,486
South Laverton	912	—	912
Pinson	820	—	820
Other	5,274	—	5,274
	10,703	—	10,703
	$246,957	$(6,789)	$240,168

During the years ended December 31, 2007, 2006 and 2005, the Company recorded $10,996,000, $6,005,000 and $363,000, respectively, in amortization expense.

2007 ANNUAL REPORT 63

ROYALTY AQUISITIONS

Rio Tinto Royalty Interests

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from rio tinto PLC (“Rio Tinto”), including interests on the near-producing las Cruces copper and avebury nickel mines, for $61.5 million in cash, plus a potential contingency payment. In addition to the royalties on the las Cruces and avebury projects, the acquisition includes three feasibility-stage and 11 exploration-stage royalties.

This transaction is scheduled to close in two parts. The acquisition of the eleven non-australian royalties of the agreement closed on December 21, 2007. The acquisition of the five australian royalties (avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “australian royalties”) will close upon receiving approval from the australian Foreign Investment review Board (see note 15) and upon resolution of outstanding rights of first refusal (see below). The Company paid the full acquisition cost of $61.5 million to rio tinto on December 21, 2007. The total cost allocated to the australian royalties of $17.1 million (including acquisition costs) are included in other assets as of December 31, 2007 and will be transferred to royalty interests in mineral properties upon closing. If for any reason the australian royalties do not close, rio tinto will return $16.5 million to IRC.

Operators on two of the royalties (Bell Creek and Merlin) have first rights of refusal which are currently under consideration. the operator of avebury and Melba Flats asserts that it is entitled to a right of first refusal on the royalties. The Company believes that this is not the case. Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to rio tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

A summary of all of the royalties (to be) acquired and the allocated acquisition costs of $61.710 million, including acquisition costs of $210,000, are listed in the table below:

				Cost allocation
Project	Royalty	Status	Commodity	($ in thousands)
Las Cruces	1.5% NSR	Development	Copper	$42,144
Avebury	2.0% NSR	Development	Nickel	12,442
Bell Creek	AU$1.00/$2.00/t	Feasibility	Nickel, Copper	4,014
High lake	1.5% NSR	Feasibility	Copper, Zinc, Silver, Gold	2,007
Merlin	1.0% GOR	Exploration	Diamonds	502
All Other		Various	Various	601
				$61,710

Goldcorp Royalties

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp”) for US$4.0 million in cash. these four royalties include:

  An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in nevada. Barrick Gold Corporation is currently completing feasibility studies on the pinson project at a cost of $30 million, expected to be completed by april, 2009.
  A 0.63% NSR royalty that covers a portion of the Gold Hill Deposit located in Nevada. This Barrick Gold/
  Kinross Gold project is in the pre-development stage with mine and construction planning estimated toattain production in 2009 or 2010.
  A 0.526% working interest in one well and a 2.612% working interest in two oil wells, located in Sheridan
  County, Montana.
  A 4.00% NSR royalty on Radius Gold’s Tambor gold property in Guatemala.

64 GROWTH THROUGH PERFORMANCE

Pascua Royalty Interests

Over a series of transactions during 2007, IRC acquired a 32.1% interest in the pascua royalty from a Chilean family. the Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation. The total cost of the acquisitions was $56.5 million in cash and transaction costs. In addition, IRC will make a one time payment of $4.0 million if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and additional payments totalling $6.4 million if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production. The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalties will revert to the sellers (except with respect to the royalty interest obtained in the first closing (a 7.65% interest, or 23.8% of the total royalty acquired) IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the remaining closings that would otherwise revert to the original royalty sellers, for up to $6.4 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce. the royalty remains at 3.15% at gold prices above $800 per ounce.

Horizon and Belcourt Coal Royalty Interests

In april 2007, the Company agreed to acquire from private parties royalties on the Belcourt and Horizon metallurgical coal projects located in north eastern British Columbia. The Horizon interest was closed in april for $1.5 million and represents a 0.5% gross royalty on coal sales revenue from the future Horizon Mine. The Belcourt piece of the acquisition closed in January 2008 for $500,000. the Belcourt royalty is a .103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project. In addition, the Company has agreed to make an additional $.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Western Australian Royalties

On June 12, 2006 the Company acquired a Western Australian gold (“Wau”) royalty for $10.0 million in cash from resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund. the Wau royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. the acquisition was effective as of January 1, 2006. Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty. The transaction cost, including acquisition costs of $853,000 and less the royalty payments noted above, was allocated to the projects as follows:

		Cost Allocation
Project	Operator	(in thousands of $)
Southern Cross	St Barbara Limited	$2,544
Tarmoola	St Barbara Limited	1,486
Gwalia	St Barbara Limited	3,546
Yaloginda	Mercator Gold PLC	1,421
South Laverton	Saracen Mineral Holdings, Ltd.	912
Other	Terrain, Mercator	322
		$10,231

2007 ANNUAL REPORT 65

PENDING ROYALTY AQUISITONS

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the Ipo of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2007 and 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction. Should the transaction not close, the cash will revert back to the Company and the shares will be retired.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On october 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Limpopo

On May 15, 2007, the Company announced an agreement to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals. the agreement calls for consideration of $13.0 million in cash, and applies to two royalties on Lonmin PLC’s (“Lonmin”) Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.

Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements (see note 15).

IMPAIRMENTS

During the year ended December 31, 2007, the Company impaired royalties on five diamond exploration properties, Jubilee, Bear, Peregrine, Jewel and Repulse Bay totaling $1,418,000 due to the operators’ actual, or stated intent to drop these properties. the Company also recorded a partial impairment of the Yaloginda property in Western Australia of $724,000 after concluding that the payable ounces on the project were less than originally estimated.

NOTE 4: INVESTMENTS

Investments as of December 31, 2007 and 2006 consisted of:

	December 31,
	2007	2006
Preferred rocks of Genoa Holding Company, LLC	$6,053	$—
Investment in New Horizon Uranium Corporation	1,052	—
Other	139	—
	$7,244	$—

Preferred Rocks of Genoa Holding Company, LLC

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. the Royalty was styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which intends to produce a range of high-quality industrial sand products.

66 GROWTH THROUGH PERFORMANCE

The project began production in the second quarter of 2007, but has experienced problems in reaching targeted output levels. Reasons for the delays center on unforeseen technical issues related to the plant design and equipment. Resolution of these technical issues was stalled by on-going disputes between the former owners of legacy. To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). under the terms of the sale, the Buyer will become the Manager of a new limited liability company, preferred rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the legacy project. A detailed plan has been formed to address existing technical issues and at the same time double the legacy plant production capacity to 1,000,000 short tons per year of frac and other products.

To enable the sale and new investment, the Company has restructured its interest in legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease. accordingly, on December 24, 2007, the Company and the Buyer completed the following restructuring of its interest in legacy:

The Company received the following:

–	$6.0 million in cash,

–	a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

–	a residual net profits interest of 5.25% in the restructured legacy project.

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost. There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment will be measured at cost.

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. This transaction was recorded as a gain on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares of $849,000 as of April 12, 2007 and is included in other revenue in the consolidated statements of operations.

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value. The unrealized gain on the investment of $173,000 (net of taxes of $30,000) has been recorded as comprehensive income during the year ended December 31, 2007. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes.

2007 ANNUAL REPORT 67

NOTE 5: OTHER LONG-TERM ASSETS

Other assets as of December 31, 2007 and 2006 consisted of:

	December 31,
	2007	2006
Acquisition costs related to the Australian royalties acquired
from Rio Tinto (note 3)	$17,058	$—
Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Note receivable – South American Metals (note 10)	810	—
Financing costs related to issuance of the Debentures,
net of amortization of $388 in 2006 (note 7)	—	1,257
Other	484	346
	$19,187	$2,438

The note receivable from South American Metals is classified as held-to-maturity and has been initially recorded at its fair market value, which approximates its original cost. this note will be measured at amortized cost using the effective interest method (note 10):

NOTE 6: REVOLVING CREDIT FACILITY

The Company entered into a credit agreement dated January 8, 2007 with the Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007. The revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the revolving Facility. The revolving Facility is repayable in full on January 8, 2009.

The revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

NOTE 7: SENIOR SECURED DEBENTURES

On February 22, 2005, the Company completed a unit offering for gross proceeds of CA$30 million. the unit offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and august 31, with the principal of CA$30 million due at maturity in 2011. under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. These payments were made from this account on august 31, 2005, February 28, 2006 and august 31, 2006. Interest paid by the Company for the years ended December 31, 2007, 2006 and 2005 was approximately $1,459,000, $1,455,000 and $721,000, respectively.

68 GROWTH THROUGH PERFORMANCE

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	December 31, 2007		December 31, 2006
	CA$	US$	CA$	US$
Senior Secured Debentures payable	30,000	30,582	30,000	25,743
Unaccreted discount	(3,667)	(2,979)	(4,583)	(3,715)
Unaccreted financing charges (note 2)	(1,240)	(1,008)	—	—
	25,093	26,595	25,417	22,028

The Company’s contractual obligation for future principal payments is one lump sum payment of $30,582,000 to be made on February 22, 2011. The obligation is denominated in CA$. the Debentures as of December 31, 2007 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.0194, the exchange rate as of December 31, 2007. the Debentures as of December 31, 2006 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$.8581, the exchange rate as of December 31, 2006.

NOTE 8: INCOME TAXES

During 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012. as a result of these changes, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $7,042,000 during the year ended December 31, 2007.

Effective april 1, 2006 the province of Alberta lowered its provincial income tax rate from 11.5% to 10.0% . In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company’s permanent establishment in alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (32.12% in 2006 and 33.62% in 2005) to earnings (loss) before income taxes as follows:

2007 ANNUAL REPORT 69

	Year ended December 31,
	2007	2006	2005
Earnings (loss) before income taxes	$9,664	$2,622	$(9,074)
Expected income tax expense (recovery)	3,104	842	(3,051)
Tax effect of:
Change in valuation allowance	—	—	(305)
Change in income tax rates	(7,042)	(9,707)	—
Stock-based compensation	435	308	1,678
Debenture discount	—	—	818)
Foreign currency	1,993	(113)	29
Other	(59)	(386)	252
	$(1,569)	$(9,056)	$(579)

At December 31, 2007, the Company has unused Canadian net operating losses of approximately $33,575,000, which expire as follows:

2010	$704
2011	$1,110
2012	$7,193
2013	$7,469
2014	$17,099

The Company has recorded a future income tax liability as a component of the cost of the archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the unit offering. Future tax (assets) liabilities include the following components:

	December 31,
	2007	2006
Royalty interests in mineral properties	$57,553	$66,616
Deferred income	4,850	3,546
Share issue costs	(2,805)	(2,144)
Deferred gain on Legacy transaction (note 4)	(783)	—)
Net operating loss carry-forward	(8,245)	(4,065)
Other	(68)	195
	$50,502	$64,148

70 GROWTH THROUGH PERFORMANCE

NOTE 9: SHAREHOLDERS' EQUITY

Activity in Common Shares was as follows:

	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding - Beginning of year	58,008,448	$166,173	57,027,568	$164,176	5,849,433	$2,058
Shares issued in connection with
the IPO (net of issuance costs)	—	—	—	—	37,790,698	124,253
Shares issued in connection with
unit offering (net of
issuance costs)	—	—	—	—	1,395,360	4,588
Shares issued for the purchase
of royalty interests in mineral
properties (note 3)	—	—	—	—	8,896,895	31,015
Shares issued in connection
with the unit offering (net of
issuance costs	8,334,000	34,831	—	—	—	—
Shares issued in connection
with the offering (net of
issuance costs	10,400,000	67,246	—	—	—	—
Exercise of warrants issued in
connection with unit offering	751,630	4,710	—	—	—	—
Exercise of financing warrants	469,042	1,207	75,858	202	1,620	4
Exercise of initial financing
special warrants	—	—	—	—	2,550,000	1,319
Exercise of compensation
special warrants	—	—	—	—	308,000	159
Exercise of compensation
warrants	89,736	68	—	—	—	—
Shares issued into escrow
(note 5)	—	—	—	—	218,023	760
Exercise of Williams
mine warrants	384,000	988	566,000	1,518	—	—
Exercise of stock options	40,000	277	—	—	—	—
Other activity	—	—	339,022	277	17,539	20
Balance - End of year	78,476,856	$275,450	58,008,448	$166,173	57,027,568	$164,176

Activity in accumulated other comprehensive income was as follows:

Amount
(in thousands of US$)
Balance at December 31, 2006	$—
Comprehensive income	173
Balance at December 31, 2007	$173

A summary of comprehensive income and retained earnings was as follows:

	December 31,
	2007	2006
Unrealized gains on available for sale investments	$203	$—
Future tax effect on unrealized gains	(30)	—
Total comprehensive income	173	—
Retained earnings	11,531	2,325
	$11,704	$2,325

2007 ANNUAL REPORT 71

OFFERINGS

On February 12, 2007 (the “Closing Date”), the Company completed a unit offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per unit. Each unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes option pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%. on November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000, or $66,017,000.

COMPENSATION SPECIAL WARRANTS AND COMPENSATION WARRANTS

In august 2003, the Company issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent in a private placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and was recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000. As of December 31, 2007, all Compensation Warrants have been exercised.

UNIT OFFERING WARRANT

In connection with the offering completed on February 12, 2007 (the “Closing Date”), the Company issued 4,167,000 warrants (“Warrants”) to purchase common shares of the Company at a price of CA$6.50 per Warrant for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.50 for 20 consecutive trading days. During 2007, the Company received net proceeds of $4,654,767 from the exercise of 751,630 Warrants.

Outstanding warrants were as follows:

	December 31, 2007		December 31, 2006
	Number	Amount	Number	Amount
Warrant
Financing warrants	—	$—	473,090	$14,122
Williams mine warrants	—	—	384,000	11,463
Compensation warrants	—	—	85,688	6,856
unit offering warrants	3,415,370	1,281,816	—	—
	3,415,370	$1,281,816	942,778	$32,441

72 GROWTH THROUGH PERFORMANCE

STOCK OPTIONS

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. the exercise price and vesting period of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options are non-transferable. the term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. the options expire on the earlier of the expiry date or the date which is 90 days following the day on which the option holder ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. the options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. the aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During 2007, the Company received proceeds from the exercise of 40,000 stock options totalling $162,000. the following table presents the composition of options outstanding and exercisable as of December 31:

	2007		2006
	options	price*	options	price*
outstanding, beginning of year	5,102,000	4.31	3,978,000	4.19
Granted	562,000	5.81	1,124,000	4.76
Forfeited/cancelled	(50,000)	4.46	—	—
exercised	(40,000)	3.75	—	—
outstanding, end of year	5,574,000	4.47	5,102,000)	4.31

*Price reflects the weighted average exercise price in Canadian dollars.

The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model. The Company recognized stock-based compensation expense of $1,355,000 in 2007, $960,000 in 2006 and $4,992,000 in 2005 which is recorded in general and administrative expense.

	December 31,
		2007		2006
Valuation assumptions:
Risk free interest rate		4.5%		4.1%
Expected dividend yield		.5%		nil
Expected price volatility of the Company’s
Common Shares		44%		38%
Expected life of the option		3.5 years		3.5 years

Options granted		562,000		1,124,000
Weighted average exercise price	Ca$	5.81	Ca$	4.76
Vesting period		3 years		3 years
Weighted average fair value per stock option		$2.22		$1.39

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

2007 ANNUAL REPORT 73

The following summarizes stock options outstanding at December 31, 2007:

Exercise price	Number	Remaining	Number
CA$	outstanding	contractual life	exercisable
3.67	50,000	2.5 years	50,000
3.75	978,000	2.9 years	652,000
3.97	100,000	2.3 years	100,000
4.27	50,000	3.8 years	16,667
4.30	2,510,000	2.2 years	2,510,000
4.80	300,000	2.2 years	300,000
4.80	1,024,000	3.9 years	341,333
5.81	562,000	4.9 years	—
	5,574,000		3,970,000

NOTE 10: RELATED PARTY TRANSACTIONS

Effective January 31, 2008, an officer and director of the Company (the “officer”) resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities. The officer will be retained as a consultant to the Company. As part of his resignation agreement, the officer has guaranteed the repayment of a promissory note from South American Metals (note 5) ($810,000 at December 31, 2007). The guarantee is secured by the pledge of certain of the officer’s shares and stock options of the Company.

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 was $10,000. These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2007 and 2006.

NOTE 11: FINANCIAL INSTRUMENTS

FAIR VALUE

The fair values of the Company’s cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures as of December 31, 2007 and 2006 was approximately $28,400,000 and $23,900,000, respectively.

INTEREST EXPENSE

Details of interest expense were as follows:

	December 31,
(in thousands of uS$)	2007	2006	2005
Accretion of debenture discount and
financing charges	$984	$880	$659
Cash interest expense	1,805	1,458	1,167
Commitment and standby fees	961	—	—
	$3,750	$2,338	$1,826

74 GROWTH THROUGH PERFORMANCE

NOTE 12: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (Canadian Gaap) varies in certain significant respects from the principles and practices generally accepted in the United States (US Gaap) in general. As required by the United States Securities and Exchange Commission (the “SEC”), the effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes. Adjustments to the statement of operations are as follows:

	Year ended December 31,
(Expressed in thousands of US$, except per share amounts)	2007	2006	2005
Earnings (loss) for the year under
Canadian Gaap	$11,233	$11,678	$(8,495)
Derivative mark-to-market adjustments (a)	201	(2,907)	(2,254)
Earnings (loss) for the year under US GAAP	$11,434	$(8,771)	$(10,749)
Earnings (loss) per common share)
Basic	$0.17	$0.15	$(0.22)
Diluted	$0.16	$0.15	$(0.22)

Adjustments to the balance sheet:

	December 31,
(expressed in thousands of u.S. dollars)	2007	2006
total liabilities reported under Canadian Gaap	$88,803	$88,248
Derivative for share purchase warrants (a)	400	2,562
Total liabilities reported under US gaap	$89,203	$90,810
Shareholders’ equity reported under Canadian Gaap	$295,679	$174,483
Derivative for share purchase warrants (a)	(400)	(2,562)
Shareholders’ equity reported under US gaap	$295,279	$171,921

a)

Share purchase warrants

The SEC has recently provided guidance to their interpretation of the US accounting rules contained in the Statement of Financial accounting Standards 133 (“SFAS 133”), accounting for Derivative Instruments and Hedging activities as it relates to the accounting treatment for the Company’s share purchase warrants under US GAAP.

Under Canadian GAAP, share purchase warrants are accounted for as equity. Recent examples of the SEC’s interpretation of SFAS 133 requires that when a Company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants must be marked to fair value with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases). Upon exercise, the relevant liability is transferred to common shares.

2007 ANNUAL REPORT 75

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the warrants with the following assumptions:

	December 31,
	2007	2006
Risk free interest rate	3.8%	4.1%
Expected dividend yield	.5%	Nil
Expected price volatility of the Company’s Common Shares	44%	38%
Expected remaining life of the warrant	0.6 years	0.1 years

The Financial accounting Standards Board (“FaSB”) has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. this project is expected to provide further uS Gaap guidance in respect of accounting for share purchase warrants.

b)	Recent accounting pronouncements

U.S. GAAP Standards

In September, 2006, the Financial accounting Standards Board (“FASB”) issued Statement of Financial accounting Standards No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures regarding fair value measurements. This Statement is applicable whenever another standard requires or permits assets or liabilities to be measured at fair value, but it does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after november 15, 2007. On February 12, 2008, the FASB staff issued FASB Staff position FAS 157-2 (“FAS 157-2”) which defers the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for items within the scope of FSP 157-2. the Company is in the process of determining the impact, if any, the adoption of FAS 157 will have on its consolidated financial position or results of operations, but does not believe the impact will be material.

In September, 2006, the FASB issued Statement 159 “Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. this Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s consolidated results of operations or financial position.

NOTE 13: SEGMENT INFORMATION

The Company operates in one industry segment, with all revenue from mineral royalties.

76 GROWTH THROUGH PERFORMANCE

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,
(in thousands of uS$)	2007	2006	2005
Cash paid for interest	$2,766	$1,458	$1,167
Cash paid for taxes	—	—	—
transfer from royalty interest in mineral
properties to investments	$6,035	$—	$—

Cash and cash equivalents as of December 31 consists of the following:

	2007	2006
Cash in bank	$776	$2,019
Short-term deposits	11,966	8,424
Banker acceptance	—	1,132
	$12,742	$11,575

The effective interest rate on short-term deposits and banker acceptance amounts was 4.0% and have an average maturity of 7 days.

NOTE 15: SUBSEQUENT EVENTS

On February 26, 2008, the Company received approval from the Australian Foreign Investment Review Board regarding the Western Australia royalties acquired from Rio Tinto on December 21, 2007 (Note 3).

On February 29, 2008, the Company’s Board of Directors declared a dividend of US$0.015 per share. The dividend is payable to shareholders of record on March 14, 2008 and will be paid on or about March 31, 2008.

On March 10, 2008, the Company announced that it has made the decision to terminate the Limpopo letter of intent (discussed in note 3) due to an unsatisfactory resolution to certain title issues.

2007 ANNUAL REPORT 77

EXECUTIVE OFFICERS

(PICTURED FRONT TO BACK)

DOUGLAS B. SILVER
Chairman and Chief executive officer

RAY W. JENNER
Chief Financial officer and Secretary

JAMES A. LYDIC
Vice president, Business Development

DAVID R. HAMMOND, PHD
Vice president, Strategic planning

BOARD OF DIRECTORS

DOUGLAS B. SILVER
Chairman and Chief executive officer

RENE G. CARRIER
IRC Lead Director
President, Euro American Capital Corporation

CHRISTOPHER DALY
Chief Financial officer
Coordinates Capital Corporation

GORDON J. FRETWELL
Securities lawyer
Gordon J. Fretwell law Corp.

DOUGLAS J. HURST
Chairman
Selkirk Power Corporation

EDWARD L. MERCALDO
Financial Consultant and Private Investor

ROBERT W. SCHAFER
Vice president, Business Development
Hunter Dickinson Inc.

COLM ST. ROCH SEVIOUR
Senior Mining law partner
Stewart McKelvey Stirling Scales

78 GROWTH THROUGH PERFORMANCE

SHAREHOLDER INFORMATION

ANNUAL MEETING

Wednesday, May 21, 2008
9:00 am
Toronto Stock Exchange
130 King Street West
Toronto, Ontario, M5X 1J2

CORPORATE HEADQUARTERS

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado 80112
Phone: (303) 799-9020
Fax: (303) 799-9017

CANADIAN HEADQUARTERS

Suite 1000 - 888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 444-6961

LEGAL COUNSEL

Fasken Martineau DeMoulin LLP
Toronto, Ontario
Dorsey & Whitney LLP
Denver, Colorado

AUDITOR

PricewaterhouseCoopers LLP
Vancouver, British Columbia

CANADIAN TRANSFER AGENT/REGISTRAR

CIBC Mellon Trust Company
Toronto, Ontario

U.S. TRANSFER AGENT / REGISTRAR

BNY Mellon Shareowner Services
Jersey City, New Jersey

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
(Symbol: IRC)
American Stock Exchange
(Symbol: ROY)

INVESTORS RELATIONS

Jack Perkins
Phone: (303) 991-9500
(800) 496-1629
jperkins@internationalroyalty.com

info@internationalroyalty.com
>www.internationalroyalty.com

10 Inverness Drive East, Suite 104 • Englewood, CO 80112
303-799-9020 • www.internationalroyalty.com